ORBIS

Warszawa,2005-08-16

05010685

SEC MAIL PROCESSING RECEIVED AUG 22 2005 WASH, D.C. 185 SECTION

United States Securities
and Exchange Commission
Washington D.C. 20549
USA

Ref.: 82-5025

Dear Sirs,

Please find enclosed condensed statutory and condensed consolidated interim financial statements for the second quarter 2005 no 2/2005.
Best regards

Krzysztof Gerula

I Vice President

SUPPL

PROCESSED
AUG 25 2005
THOMSON FINANCIAL

82-5025

ORBIS S.A.

CONDENSED STATUTORY INTERIM FINANCIAL STATEMENT

as at June 30, and for 6 months ended on June 30, 2005

SELECTED FINANCIAL FIGURES

for 6 months ended on June 30, 2005 with comparable figures for the year 2004

	in PLN '000		in EUR '000	
	6 months ended on June 30, 2005	6 months ended on June 30, 2004	6 months ended on June 30, 2005	6 months ended on June 30, 2004
PROFIT AND LOSS ACCOUNT				
Net sales of products, merchandise and raw materials	281 865	283 332	69 076	59 887
Operating profit (loss)	38 630	25 965	9 467	5 488
Net profit (loss) on continuing operations	23 445	24 539	5 746	5 187
BALANCE SHEET				
Fixed assets	1 446 410	1 504 456	358 013	331 217
Current assets	191 397	106 097	47 374	23 358
Shareholders' equity	1 562 747	1 528 475	386 809	336 505
Long-term liabilities	378 142	408 623	93 597	89 961
Short-term liabilities	247 376	219 146	61 230	48 247
CASH FLOW STATEMENT				
Net cash flow from operating activity	36 747	38 434	9 006	8 124
Net cash flow, total	5 551	(2 205)	1 360	(466)
EARNINGS PER SHARE				
Earnings per share for the financial year	0,51	0,53	0,12	0,11
Diluted earnings per share for the financial year	0	0	0	0

EUR EX rate applied to convert:		
- for balance sheet items	4,0401	4,5422
- for P&L, CF items	4,0805	4,7311

BALANCE SHEET

as at June 30, 2005, March 31, 2005, December 31, 2004 and June 30, 2004

(figures have been presented in PLN '000)

Assets	balance as at June 30, 2005	balance as at March 31, 2005	balance as at Dec. 31, 2004	balance as at June 30, 2004
Fixed assets	**1 996 868**	**2 006 293**	**2 025 463**	**2 050 147**
Tangible fixed assets	1 446 410	1 455 486	1 471 269	1 504 456
Intangible assets, of which:	1 908	2 188	2 459	2 033
- goodwill	0	0	0	0
Investment in subsidiaries and associated companies	470 085	470 085	475 173	472 060
Financial assets held for trading	31	31	31	31
Other financial assets	364	485	485	606
Investment property	0	0	0	0
Other long-term investments	649	650	635	601
Deferred income tax assets	77 421	77 368	75 411	70 360
Current assets	**191 397**	**129 736**	**123 227**	**106 097**
Inventories	7 440	7 683	8 509	9 197
Trade receivables	27 947	18 559	14 109	31 042
Income tax receivables	3 134	6 943	4 680	3 028
Other short-term receivables	74 946	38 361	32 384	34 748
Financial assets at fair value through profit or loss	59 226	48 813	50 392	0
Cash and cash equivalents	18 704	9 377	13 153	28 082
Fixed assets classified as held for sale				
Total assets	**2 188 265**	**2 136 029**	**2 148 690**	**2 156 244**

BALANCE SHEET, continued

as at June 30, 2005, March 31, 2005, December 31, 2004 and June 30, 2004

(figures have been presented in PLN '000)

Shareholders' Equity and Liabilities	balance as at June 30, 2005	balance as at March 31, 2005	balance as at Dec. 31, 2004	balance as at June 30, 2004
Shareholders' equity	**1 562 747**	**1 536 507**	**1 554 969**	**1 528 475**
Share capital	92 154	92 154	92 154	92 154
Reserve capitals	133 411	133 411	133 411	133 385
Other capitals	0	0	0	0
Retained profits	1 337 182	1 310 942	1 329 404	1 302 936
Long-term liabilities	**378 142**	**378 660**	**376 999**	**408 623**
Credits and loans	252 940	255 869	255 575	285 947
Provision for deferred income tax	65 774	64 961	65 369	66 421
Other long-term liabilities	24 392	25 113	23 410	5 002
Provision for pension and similar benefits	34 955	32 657	32 645	30 424
Provisions for liabilities	81	60	0	20 829
Short-term liabilities	**247 376**	**220 862**	**216 722**	**219 146**
Credits and loans - current	2 416	3 455	1 500	5 352
Trade liabilities	21 032	16 783	22 494	18 276
Income tax liabilities	0	0	0	0
Other short-term liabilities	175 144	158 213	151 154	182 922
Provision for pension and similar benefits	4 446	4 527	4 527	5 094
Provisions for liabilities	44 338	37 884	37 047	7 502
Liabilities directly related to fixed assets classified as held for sale	0	0	0	0
Total liabilities	**2 188 265**	**2 136 029**	**2 148 690**	**2 156 244**

PROFIT AND LOSS ACCOUNT

for 6 months ended on June 30, 2005 with comparable figures for the year 2004

(figures have been presented in PLN '000)

	3 months ended on June 30, 2005	6 months ended on June 30, 2005	3 months ended on June 30, 2004	6 months ended on June 30, 2004
Net sales of services	171 700	281 865	167 714	283 332
Net sales of other products, merchandise and raw materials	1 058	2 004	1 107	2 200
Cost of products, merchandise and raw materials sold	(100 797)	(200 247)	(104 401)	(199 120)
Gross profit (loss) on sales	**71 961**	**83 622**	**64 420**	**86 412**
Other operating income	26 502	29 833	15 144	16 620
Distribution & marketing expenses	(10 327)	(17 998)	(11 066)	(19 333)
General overheads & administrative expenses	(23 011)	(42 902)	(24 426)	(44 683)
Other operating expenses	(11 015)	(13 925)	(8 661)	(13 051)
Operating profit (loss)	**54 110**	**38 630**	**35 411**	**25 965**
Profit (loss) on sale of part or total holdings in subsidiaries, affiliates and associated companies	0	13	0	0
Other financial income	2 136	2 671	11 404	15 746
Financial expenses	(7 321)	(13 111)	(10 095)	(13 799)
Profit (loss) before tax	**48 925**	**28 203**	**36 720**	**27 912**
Corporate income tax	(7 018)	(4 758)	(4 080)	(3 373)
Net profit (loss) on continuing operations	**41 907**	**23 445**	**32 640**	**24 539**
Discontinued operations	**0**	**0**	**0**	**0**
Loss on discontinued operations	0	0	0	0
Net profit (loss) for the financial year	**41 907**	**23 445**	**32 640**	**24 539**
Earnings (loss) per common share (in PLN)				
Earnings per share for the financial year	0,91	0,51	0,71	0,53
Earnings per share from continuing operations	0,91	0,51	0,71	0,53
Diluted earnings per share for the financial year	0	0	0	0
Diluted earnings per share from continuing operations	0	0	0	0

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

for 6 months ended on June 30, 2005 with comparable figures for the year 2004

(figures have been presented in PLN '000)

	Share capital	Reserve capitals	Retained profits	Other	Total
Twelve months ended on December 31, 2004					
Balance as at January 1, 2004	**92 154**	**133 385**	**0**	**969 068**	**1 194 607**
- changes of accounting policies	0	0	0	328 412	328 412
-modification of statement according to IAS	0	0	0	328 412	328 412
- other adjustments	0	0	0	0	0
Balance as at January 1, 2004 post transformation	**92 154**	**133 385**	**0**	**1 297 480**	**1 523 019**
- profit (loss) for the financial year	0	0	0	39 133	39 133
- effect of revaluation according to IAS 40	0	26	0	0	26
-revaluation of fixed assets	0	0	0	8 461	8 461
-wave of the right to perpetual usefruct of land	0	0	0	(4)	(4)
Total changes during the period	**0**	**26**	**0**	**47 590**	**47 616**
dividends	0	0	0	(15 666)	(15 666)
Balance as at December 31, 2004	**92 154**	**133 411**	**0**	**1 329 404**	**1 554 969**

	Share capital	Reserve capitals	Retained profits	Other	Total
of which: six months ended on June 30, 2004					
Balance as at January 1, 2004	**92 154**	**133 385**	**0**	**969 068**	**1 194 607**
- changes of accounting policies	0	0	0	328 412	328 412
-modification of statement according to IAS	0	0	0	328 412	328 412
- other adjustments	0	0	0	0	0
Balance as at January 1, 2004 post transformation	**92 154**	**133 385**	**0**	**1 297 480**	**1 523 019**
- profit (loss) for the financial year	0	0	0	24 539	24 539
- valuation of a liquidated item of fixed assets	0	0	0	(3 416)	(3 416)
Total changes during the period	**0**	**0**	**0**	**21 123**	**21 123**
dividends	0	0	0	(15 667)	(15 667)
Balance as at June 30, 2004	**92 154**	**133 385**	**0**	**1 302 936**	**1 528 475**

	Share capital	Reserve capitals	Retained profits	Other	Total
Six months ended on June 30, 2005					
Balance as at January 1, 2005	**92 154**	**133 411**	**0**	**1 329 404**	**1 554 969**
- changes of accounting policies	0	0	0	0	0
-modification of statement according to IAS	0	0	0	0	0
- other adjustments	0	0	0	0	0
Balance as at January 1, 2005 post transformation	**92 154**	**133 411**	**0**	**1 329 404**	**1 554 969**
- profit (loss) for the financial year	0	0	0	23 445	23 445
					0
Total changes during the period	**0**	**0**	**0**	**23 445**	**23 445**
dividends	0	0	0	(15 667)	(15 667)
Balance as at June 30, 2005	**92 154**	**133 411**	**0**	**1 337 182**	**1 562 747**

	Share capital	Reserve capitals	Retained profits	Other	Total
of which: three months ended on June, 2005					
Balance as at January 1, 2005	**92 154**	**133 411**	**0**	**1 310 942**	**1 536 507**
- changes of accounting policies	0	0	0	0	0
-modification of statement according to IAS	0	0	0	0	0
- other adjustments	0	0	0	0	0
Balance as at January 1, 2005 post transformation	**92 154**	**133 411**	**0**	**1 310 942**	**1 536 507**
- profit (loss) for the financial year	0	0	0	41 907	41 907
Total changes during the period	**0**	**0**	**0**	**41 907**	41 907
dividends	0	0	0	(15 667)	(15 667)
Balance as at June 30, 2005	**92 154**	**133 411**	**0**	**1 337 182**	**1 562 747**

CASH FLOW STATEMENT

for 6 months ended on June 30, 2005 with comparable figures for the year 2004

(figures have been presented in PLN '000)

	3 months ended on June 30, 2005	6 months ended on June 30, 2005	3 months ended on June 30, 2004	6 months ended on June 30, 2004
OPERATING ACTIVITY				
Gross profit (loss)	**48 925**	**28 203**	**36 720**	**27 912**
Adjustments:	**(5 013)**	**11 678**	**7 014**	**13 480**
Depreciation and amortization	15 368	35 952	18 873	33 871
(Gain) loss on foreign exchange differences	(2 721)	(2 431)	(10 279)	(14 684)
Interest	(17 320)	(13 903)	(6 812)	(4 723)
(Profit) loss on investing activity	(6 287)	(4 924)	(157)	(5 100)
Change in receivables and deferred and accrued expenses	(7 267)	(18 615)	(215)	7 752
Change in current liabilities, excluding loans and bank credits	5 703	7 115	1 739	(13 909)
Change in reserves	9 493	10 467	2 496	4 114
Change in inventories	243	1 069	23	915
Other adjustments	(2 225)	(3 052)	1 346	5 244
Cash from operating activity	**43 912**	**39 881**	**43 734**	**41 392**
Income tax (paid)/reimbursed	(1 768)	(3 134)	(1 795)	(2 958)
Net cash flow from operating activity	**42 144**	**36 747**	**41 939**	**38 434**
INVESTING ACTIVITY				
Income from the sale of tangible fixed assets and intangible assets	4 098	4 252	320	7 698
Income from sale of group companies	0	2 015	0	0
Income from sale of short-term securities	90 843	214 040	13 999	34 066
Income from interest	349	1 133	0	0
Repayment of long-term loans granted	0	2 776	0	0
Expenditure on tangible fixed assets and intangibles	(9 406)	(13 917)	(9 449)	(14 638)
Expenditure on purchase of group companies	0	(80)	(24 222)	(24 222)
Expenditure on purchase of short-term securities	(101 032)	(221 840)	(3 809)	(33 958)
Granting of loans	(12 529)	(12 529)	0	(1 244)
Net cash flow from investing activity	**(27 677)**	**(24 150)**	**(23 161)**	**(32 298)**
FINANCING ACTIVITY				
Repayment of credits and loans	(201)	(201)	(322)	(1 658)
Repayment of interest	(4 939)	(6 845)	(6 579)	(6 683)
Net cash flow from financing activity	**(5 140)**	**(7 046)**	**(6 901)**	**(8 341)**
Change in cash and cash equivalents	**9 327**	**5 551**	**11 877**	**(2 205)**
Cash and cash equivalents at the beginning of period	**9 377**	**13 153**	**16 205**	**30 287**
Cash and cash equivalents at the end of period	**18 704**	**18 704**	**28 082**	**28 082**

NOTES
TO THE CONDENSED INTERIM NON-CONSOLIDATED FINANCIAL STATEMENTS OF ORBIS S.A. AS AT JUNE 30, 2005, AND FOR 3 MONTHS ENDED JUNE 30, 2005

TABLE OF CONTENTS

1. BACKGROUND

The attached financial statements incorporate the financial figures of the Company Orbis S.A. having its corporate seat in Warsaw, at 16, Bracka street, 00-028 Warsaw, registered under the number KRS 22622 in the register of business operators kept by the District Court in Warsaw, XIX Economic Division of the National Court Registry. According to the Polish Classification of Business Activity [PKD], the Company's business operations are classified under section H, item 5510Z. On the regulated market, the Company's operations are classified as miscellaneous services. Orbis S.A. is Poland's largest hotel company that employs approx. 5000 persons and operates a network of 54 hotels (10 000 rooms) in 28 major cities, towns and resorts in Poland. Company hotels function under the Sofitel, Novotel, Mercure, Holiday Inn and Orbis Hotels brands.

The presented condensed financial statements have been **prepared as at June 30 and for 6 months ended June 30, 2005** on the assumption that the Company Orbis S.A. is a going concern enterprise.

The condensed financial statements of Orbis S.A. have been prepared **in accordance with the International Financial Reporting Standards.**

The accounting policy of Orbis S.A., applicable as from January 1, 2005, has been fully disclosed in the notes to the condensed consolidated financial statements of the Orbis Group prepared as at March 31, 2005. Detailed reconciliation of shareholders' equity and financial result for 6 months of 2004, covered by these financial statements in terms of comparable figures, has been included in point 10 of this report.

All figures have been quoted in PLN thousand, unless otherwise indicated.

2. IMPORTANT EVENTS AND FACTORS AFFECTING FINANCIAL PERFORMANCE OF THE COMPANY

2.1 Major events of the current quarter

Information concerning important events of the current quarter has been presented in point 2.1 of the condensed interim consolidated financial statements of the Orbis Group as at June 30, 2005 and for 6 months ended June 30, 2005.

2.2 External and internal factors significant for the development of the Company

2.2.1 External factors

Information concerning macroeconomic situation has been provided in point 2.2.1 of the condensed interim consolidated financial statements of the Orbis Group

2.2.2 Internal factors

Information concerning internal factors has been presented in point 2.2.2 of the condensed interim consolidated financial statements.

2.2.3 Prospects

Information on the Company's prospects has been presented in point 2.2.3 of the condensed interim consolidated financial statements.

2.2.3 Opportunities for the realization of previous forecasts

Comments on the possibilities of fulfillment the previous forecasts has been presented in point 2.2.4 of the condensed interim consolidated financial statement.

3. INCOME STATEMENT OF THE COMPANY

3.1 Income statement of the Company

in PLN thousand	3 months ended June 30, 2005	3 months ended June 30, 2004	% change - 2005 versus 2004	6 months ended June 30, 2005	6 months ended June 30, 2004	% change - 2005 versus 2004
Net sales of products, merchandise and raw materials	172 758	168 821	102,33%	283 869	285 532	99,42%
% share in total revenue	**85,78%**	**86,41%**		**89,72%**	**89,82%**	
Cost of sales	100 797	104 401	96,55%	200 247	199 120	100,57%
distribution costs	10 327	11 066	93,32%	17 998	19 333	93,09%
administrative expenses	23 011	24 426	94,21%	42 902	44 683	96,01%
of which:						
-depreciation & amortization	15 368	18 873	81,43%	35 952	33 871	106,14%
- staff costs	29 700	32 659	90,94%	76 157	81 651	93,27%
- outsourced services	30 884	30 100	102,60%	55 665	54 757	101,66%
% share in total costs	**87,97%**	**88,18%**		**90,61%**	**90,74%**	
Other operating income	26 502	15 144	175,00%	29 833	16 620	179,50%
Other operating expense	11 015	8 661	127,18%	13 925	13 051	106,70%
Operating profit - EBIT	**54 110**	**35 411**	**152,81%**	**38 630**	**25 965**	**148,78%**
Gain (loss) on the sale of subsidiaries, affiliates and associated companies	0	0		13	0	
Other finance income	2 136	11 404	18,73%	2 671	15 746	16,96%
Finance cost	7 321	10 095	72,52%	13 111	13 799	95,01%
Profit (loss) before tax	**48 925**	**36 720**	**133,24%**	**28 203**	**27 912**	**101,04%**
Income tax	7 018	4 080	172,01%	4 758	3 373	141,06%
Loss on discontinued operations	0			0	0	
Net profit (loss)	**41 907**	**32 640**	**128,39%**	**23 445**	**24 539**	**95,54%**
EBIT margin (EBIT/Revenue)	31,32%	20,98%	149,32%	13,61%	9,09%	149,65%
EBITDA	**69 478**	**54 284**	**127,99%**	**74 582**	**59 836**	**124,64%**
EBITDA margin (EBITDA/Revenue)	40,22%	32,15%	125,07%	26,27%	20,96%	125,37%

Comments to results generated by Orbis S.A. in the second quarter of 2005 are in point 4.1 of notes to the consolidated financial statements of the Orbis Group.

3.2 Seasonality or cyclicality of operations

Detailed presentation of a seasonal nature of hotel operations has been presented in point 4.2 of notes to the consolidated financial statements of the Orbis Group.

4. BALANCE SHEET OF THE COMPANY

in PLN thousand	As at June 30, 2005	As at March 31, 2005	% change in 3 months ended June 30, 2005	As at Dec 31, 2004	% change in 6 months ended June 30, 2005	As at June 30, 2004	% change in 12 months ended June 30, 2005
Fixed assets	1 996 868	2 006 293	99,53%	2 025 463	98,59%	2 050 147	97,40%
% share in the balance sheet total	91,25%	93,93%		94,27%		95,08%	
Current assets	191 397	129 736	147,53%	123 227	155,32%	106 097	180,40%
% share in the balance sheet total	8,75%	6,07%		5,73%		4,92%	
TOTAL ASSETS	2 188 265	2 136 029	102,45%	2 148 690	101,84%	2 156 244	101,49%
Shareholders' equity	1 562 747	1 536 507	101,71%	1 554 969	100,50%	1 528 475	102,24%
% share in the balance sheet total	71,41%	71,93%		72,37%		70,89%	
Long term liabilities and provisions	378 142	378 660	99,86%	376 999	100,30%	408 623	92,54%
- of which: interest bearing borrowings	252 940	255 869	98,86%	255 575	98,97%	285 947	88,46%
% share in the balance sheet total	17,28%	17,73%		17,55%		18,95%	
Short term liabilities and provisions	247 376	220 862	112,00%	216 722	114,14%	219 146	112,88%
- of which: interest bearing borrowings	2 416	3 455	69,93%	1 500	161,07%	5 352	45,14%
% share in the balance sheet total	11,30%	10,34%		10,09%		10,16%	
TOTAL EQUITY AND LIABILITIES	2 188 265	2 136 029	102,45%	2 148 690	101,84%	2 156 244	101,49%
Debt/total capital employed ratio	16,34%	16,88%		16,53%		19,06%	
Debt ratio (total liabilities/total assets ratio)	28,59%	28,07%		27,63%		29,11%	

4.1 Non-current assets

Property, plant and equipment – chiefly hotel buildings, office, commercial or residential space, civil engineering constructions, plots of land and titles to perpetual usufruct of land, account for over 70% of the balance sheet total. A decline in the value of non-current assets results predominantly from the scheduled depreciation of property, plant and equipment and intangible assets. Purchase and disposal & liquidation of property, plant and equipment had a minor impact upon drop in value of non-current assets. In the second quarter of 2005 the Company sold the title to perpetual usufruct of land in Wrocław.

4.2 Current assets

As at the end of the second quarter of 2005, current assets were dominated by other current receivables (39%), followed by financial assets at fair value through profit and loss (31%) and trade debtors (14.6). Growth in the value of remaining receivables versus the semi-annual period of the past year and the first quarter of the current year is attributable to short-term loans granted to subsidiaries PBP Orbis Sp. z o.o., Orbis Transport Sp. z o.o. and Orbis Kontrakty Sp. z o.o. and calculation of dividend due from Hekon Hotele Ekonomiczne S.A. and Orbis Casino Sp. z o.o. The item financial assets reported at fair value through profit and loss includes securities held for trading.

4.3 Non-current liabilities and provisions

A dominant item in non-current liabilities are liabilities under interest bearing borrowings. Quarter-to-quarter fluctuations in the value of this item are a result of credit valuation in EUR. The item other non-current liabilities includes valuation of SWAP transactions to hedge tranches of EUR-denominated credit facility against foreign exchange risk. Compared to the balance as at the end of the second quarter of 2004, the provisions for liabilities has decreased substantially as a result of dissolving provisions for liabilities to Warimpex Leasing AG. Changes in the value of provisions for employee pension benefits and similar items as well as deferred income tax provisions and have also been reported in connection with calculation of additional amounts of provisions.

4.4 Current liabilities and provisions

During the period running from the end of the second quarter of 2004, major growth was noted in the value of provisions for liabilities as a result of setting up in the 4th quarter of 2004 a provision for risk related to the

Europejski Hotel and in the current quarter a provision for restructuring the four hotels earmarked for liquidation: hotel Solec in Warsaw, hotel Tranzyt in Częstochowa, hotel Reda in Szczecin, and hotel Wanda in Cracow. Minor changes were reported in the remaining items related to the Company's ongoing operations.

4.5 Liabilities under interest bearing borrowings

Creditor	Amount of credit/loan repayable as at the balance sheet date		Current liabilities	Non-current liabilities	
	zł	waluta EUR		repayable within 1-3 years	repayable within more than 3 years
BWE-24/ORB	1 661		694	967	
Banks' syndicate	197 043	48 772	526	196 517	
Loan from Accor (within the framework of acquisition of the HEKON company)	56 652	14 023	1 196	55 456	
TOTAL:	255 356	62 795	2 416	252 940	0,00

4.6 Characteristics of changes in estimates of amounts

Titles for major changes	As at June 30, 2005	As at March 31, 2005	% change in 3 months ended June 30, 2005	As at Dec 31, 2004	% change in 6 months ended June 30, 2005
DEFERRED TAX PROVISION AND ASSETS					
1. Provision for deferred tax	65 774	65 369	100,62%	65 369	100,62%
2. Deferred tax assets	77 421	75 411	102,67%	75 411	102,67%
PROVISIONS FOR LIABILITIES					
1. Provision for jubilee awards and retirement benefits	39 401	37 172	106,00%	37 172	106,00%
- setting up	3 995	1 173	340,60%	7 702	51,87%
- use	(1 739)	(1 173)	148,24%	(5 838)	29,79%
- release	0	0		(542)	0,00%
2. Provision for liabilities arising from litigation	35 063	34 598	101,34%	34 077	102,89%
- setting up	1 702	521	326,68%	29 822	5,71%
- use	0	0		0	
- release	0	(267)	0,00%	(267)	0,00%
3. Provision for restructuring costs	8 273	2 970	278,55%	2 970	278,55%
- setting up	5 303	0		2 970	178,55%
- use	0	0		0	
- release	0	0		0	
WRITE-DOWNS OF ASSETS					
1. for impairment of non-current financial assets	5 496	5 496	100,00%	5 496	100,00%
- setting up	0	2 011	0,00%	2 011	0,00%
- liquidation	0	0			
- reversal	0	0			
2. for impairment of property, plant and equipment	4 774	4 774	100,00%	4 756	100,38%
- setting up	18	18	100,00%	4 636	0,39%
- use	0	0		(11 942)	0,00%
- reversal	0	0			

4.7 Contingent assets and liabilities, including sureties for credits and loans or furnishing of a guarantee in the group

In the 2nd quarter of 2004 there have not been reported any changes in contingent assets and liabilities. As at June 30, 2005 contingent assets and liabilities are as follows:

Contingent liabilities

Title	Transferee	Bedtor/nature of relationships	Validity period	Amount as at the balance sheet date	Change in amount in 3 months ended June 30, 2005	Financial terms and other remarks
Surety for liabilities of the company "Orbis Casino" Sp. z o.o. against the bank under a loan agreement	BPH PBK S.A. z with its corporate seat in Cracow	Orbis Casino Sp. z o.o., associated company	30.12.2006	1 500 000		
Surety for liabilities of the company "(	BPH PBK S.A. z with its corporate seat in Cracow	Orbis Casino Sp. z o.o., associated company	13.04.2007	1 959 589		
			TOTAL	**3 459 589**	**0**	
		Including a guarantee for credit/loan or furnishing of a guarantee within Orbis Group		3 459 589		

5. CASH FLOWS IN THE COMPANY

in PLN thousand	3 months ended June 30, 2005	3 months ended June 30, 2004	% change - 2005 versus 2004	6 months ended June 30, 2005	6 months ended June 30, 2004	% change - 2005 versus 2004
Cash flows from operating activities	42 144	41 939	100,49%	36 747	38 434	95,61%
Cash flows from investing activities	(27 677)	(23 161)	119,50%	(24 150)	(32 298)	74,77%
Cash flows from financing activities	(5 140)	(6 901)	74,48%	(7 046)	(8 341)	84,47%
Total net cash flows	**9 327**	**11 877**	78,53%	**5 551**	**-2 205**	
Cash and cash equivalents at the end of period	18 704	28 082	66,60%	18 704	28 082	66,60%

5.1 Operating activities

Due to the profit generated in the second quarter of the current year, the Company reported positive cash flows from operating activities. The largest adjustments relate to depreciation, interest and a change in the balance of receivables and deferred expenses. High value of interest adjustment results from calculation of dividend due from companies Hekon Hotele Ekonomiczne S.A. and Orbis Casino Sp. z o.o. Higher value of deferred expenses is attributable above all to accounting of higher operating costs such as the fee for perpetual usufruct of land, real property tax, charges for the Company's Social Fund and payroll costs.

5.2 Investing activities

Most important items, both as regards revenue and expenditure, relate to investments in securities. Moreover, the Company incurred expenditure for the purchase of tangible fixed assets and generated revenue from the sale of fixed assets.

5.3 Financing activities

In the current quarter this item included the repayment of a principal amount of loan to BWE and payment of interest on credits and loans.

6. STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY OF THE COMPANY AND PAID DIVIDENDS

in PLN thousand	As at June 30, 2005	As at March 31, 2005	% change in 3 months ended June 30, 2005	As at Dec. 31, 2004	% change in 6 months ended June 30, 2005	As at June 30, 2004	% change in 12 months ended June 30, 2005
Share capital	92 154	92 154	100,00%	92 154	100,00%	92 154	100,00%
Reserves	133 411	133 411	100,00%	131 411	101,52%	133 385	100,02%
Retained earnings	1 337 182	1 310 942	102,00%	1 329 404	100,59%	1 302 936	102,63%
Shareholders' equity	**1 562 747**	**1 536 507**	**101,71%**	**1 552 969**	**100,63%**	**1 528 475**	**102,24%**

Amounts derived from the sale of Orbis S.A. shares at premium as well as revaluation of investments. In the current quarter the reserve capital did not change; however, the growth in its value versus the amount as at the end of the second quarter of the past year is attributable to measurement of long-term investments in works of art.

Change in the value of retained earnings in the second quarter of 2005 was caused predominantly by the accounting for net profit earned during the current reporting period in the amount of PLN 39,040 thousand and allocation of PLN 15 666 thousand for the payment of dividend from the net profit for 2004.

Dividends:

- Orbis S.A. – dividend in the amount of PLN 15,666 thousand for the Company's shareholders, due based on the resolution of the Annual General Meeting of Orbis S.A. shareholders held on June 10, 2005. The dividend date shall be July 20, 2005.The dividend shall be paid out on August 9, 2005.
- Hekon S.A. – dividend in the gross amount of PLN 19,801,914.08 payable to Orbis S.A. in accordance with the resolution of the 4th Ordinary General Meeting of the Company held on June 22, 2005 was credited on the bank account of Orbis S.A. on July 14, 2005;
- Orbis Casino Sp. z o.o. – dividend in the gross amount of PLN 700,000.00 payable to Orbis S.A. under the resolution no. 6/2005 of the General Meeting of the Company held on June 8, 2005 shall be paid within three months from the date of the resolution on distribution of profits, as decided by the Management Board of the Company, i.e., not later than on September 8, 2005.

7. IMPACT OF NON-RECURRING AND ONE-OFF EVENTS

In the 2nd quarter of 2005 the following non-recurring and one-off events took place:

1. setting up a restructuring provision for 4 hotels which are earmarked for liquidation in the amount of PLN 5,303 thousand,
2. writing off the value of a technical documentation project in hotel Grand in Sopot in the amount of PLN 2,016 thousand (concerns 2004),
3. provision for employment restructuring in hotel Europejski in the amount of PLN 2,205 thousand (concerns 2004),
4. cost of financial transactions SWAP and their valuation.

"Pro forma" results on continuing operations, determined in accordance with the uniform criteria excluding the effects of the above mentioned events, are as follows:

in PLN thousand	3 months ended June 30, 2005	3 months ended June 30, 2004	% change - 2005 versus 2004	6 months ended June 30, 2005	6 months ended June 30, 2004	% change - 2005 versus 2004
Net profit (loss) on all operations	41 907	32 640	128,39%	23 445	24 539	95,54%
1. setting up a provision for 4 hotels	5 303			5 303		
3. writing off the value of a technical documentation project		2 016			2 016	
4. provision for employment restructuring in hotel Europejski		2 025			2 025	
5. costs of financial instrument SWAP	3 653	1 704		5 357	1 704	
"Pro forma" net profit (loss) from continuing operations	50 863	38 385	132,51%	34 105	30 284	112,62%

The impact of the elimination of the above mentioned events on balance sheet items is presented in the table below:

in PLN thousand	As at June 30, 2005	As at March 31, 2005	% change in 3 months ended June 30, 2005	As at Dec 31, 2004	% change in 6 months ended June 30, 2005	As at June 30, 2004	% change in 12 months ended June 30, 2005
TOTAL ASSETS	2 188 265	2 136 029	102,45%	2 148 690	101,84%	2 156 244	101,49%
Fixed assets						2 016	
Current assets	4 374						
TOTAL ASSETS pro forma	2 192 639	2 136 029	102,65%	2 148 690	102,05%	2 158 260	101,59%
TOTA EQUITY AND LIABILITIES	2 188 265	2 136 029	102,45%	2 148 690	101,84%	2 156 244	101,49%
Shareholoders' equity	8 694					2 337	
Non-current liabilities and provisions	983					1 704	
Current liabilities and provisions	-5 303					-2 025	
TOTA EQUITY AND LIABILITIES pro forma	2 192 639	2 136 029	102,65%	2 148 690	102,05%	2 158 260	101,59%

8. ISSUANCES, REPURCHASES AND REPAYMENTS OF DEBT AND EQUITY SECURITIES

No issuances, repurchases and repayments of debt and equity securities occurred in the period covered by these financial statements.

9. TRANSACTIONS WITH RELATED PARTIES

In the period covered by these financial statements, Orbis S.A. did not execute any transactions with related parties the value of which would exceed EUR 500 thousand.
No transactions involving transfer of rights and obligations, either gratuitous or against consideration, have been executed between Orbis S.A. and related parties:

a) members of the Management Board or Supervisory Board of Orbis S.A.,
b) spouses, next-of-kin or relatives of the first and second degree of members of the Management and Supervisory Board of Orbis S.A., it subsidiaries and associated companies,
c) persons linked by a relation of guardianship, adoption or custody with members of the Management and Supervisory Board of Orbis S.A., it subsidiaries and associated companies.

10. CHANGES IN ACCOUNTING POLICIES

Full disclosure of Orbis S.A. accounting policy, applicable as from January 1, 2005, has been presented in the notes to the condensed interim consolidated financial statements of the Orbis Group for the first quarter 2005.

Achievement of comparability of balance sheet and income statement data concerning the Group

Financial statements for 2005 are for the first time prepared in accordance with IFRS. The following data have to be disclosed during the year in which IFRS standards were applied for the first time. Consolidated financial statements for the year ended December 31, 2004 was the last financial statement prepared in accordance with the Accounting Law. Therefore it is deemed that the Group has applied IFRS since January 1, 2004.
On February 10, 2005 the Extraordinary General Meeting of Orbis S.A. was held. It passed the resolution on preparation of financial statements of Orbis S.A. in accordance with International Accounting Standards (IAS) from January 1, 2005.

Presentation of transition of the previous periods to the principles complying with the IFRS is disclosed in the condensed interim consolidate financial statement of Capital Group as at March 30, 2005.

12.2.2. Reconciliation of balance sheet as at March 31, 2004

Assets		Polish Accounting Act	Effect of transition to IFRS	IFRS
Fixed assets		**1 679 304**	**370 843**	**2 050 147**
Property, plant and equipment	1	1 170 759	333 697	1 504 456
Intangible assets, of which:	2	5 088	-3 055	2 033
- goodwill		0		0
Interests in subsidiaries, affiliates and associated companies		472 060		472 060
Available-for-sale financial assets		31		31
Other financial assets		606		606
Investment property	3	14 074	-14 074	0
Other long-term investments		601		601
Deferred tax assets	5	16 085	54 275	70 360
Current assets		**109 255**	**-3 158**	**106 097**
Inventories		9 197		9 197
Trade receivables		31 042		31 042
Income tax receivables		3 028		3 028
Other short-term receivables		34 748		34 748
Financial assets at fair value through profit and loss	4	3 158	-3 158	0
Cash and cash equivalents		28 082		28 082
Total assets		**1 788 559**	**367 685**	**2 156 244**
		Polish Accounting Act	**Effect of transition to IFRS**	**IFRS**
Equity and liabilities Shareholders' equity		**1 210 863**	**317 612**	**1 528 475**
Share capital		92 154		92 154
Reserve capitals		133 385		133 385
Other reserve capitals		0		0
Retained earnings	6	985 324	317 612	1 302 936
Non-current liabilities		**358 550**	**50 073**	**408 623**
Interest bearing borrowings		285 947		285 947
Deferred tax	7	16 348	50 073	66 421
Other non-current liabilities		5 002		5 002
Provision for retirement benefit and alike		30 424		30 424
Provisions for liabilities		20 829		20 829
Current liabilities		**219 146**	**0**	**219 146**
Current portion of interest bearing borrowings		5 352		5 352
Trade payables		18 276		18 276
Income tax liabilities		0		0
Other current liabilities		182 922		182 922
Provision for retirement benefit and alike		5 094		5 094
Provisions for liabilities		7 502		7 502
Total equity and liabilities		**1 788 559**	**367 685**	**2 156 244**

Additional information pertaining to reconciliation of balance sheet as at March 31, 2004.

1. Adjustments related to property, plant and equipment are presented below:

Revaluations for hyperinflation	248 977
Derecognition of borrowing costs	-10 025
Impairment of assets	-273 901
Revaluation of non-current assets to the fair value	360 512
Amortization of titles to perpetual usufruct of land	-8 533
Reclassification of assets from short-term investments	18 555
Reversal of depreciation of assets reclassified from short-term investments	-1 888
TOTAL	**333 697**

2. Initial fee for affiliation with a hotel network, contributed under license agreements, earlier was presented as intangible fixed assets. It was recognized that these fees do not meet the requirements of IAS 38 and they were directly classified as expenses.

3. It was decided, that real estate and the titles to perpetual usufruct of land presented so far as investment property do not satisfy the criteria of IAS 40 and IFRS 5, consequently they were reclassified from short term investments to fixed assets and depreciated.

4. Reclassification of fixed assets which do not satisfy the criteria of IAS 40 from short term investments to fixed assets. At the same time, an impairment of real estate so far reported as short term investments was reversed, as it became baseless since real property was posted under fixed assets and depreciation on real property was calculated.

Return from short-term investments to fixed assets	-4 481
Reversal of a charge to revalue short-term investments	1 323
TOTAL	**-3 158**

5. The above adjustments increased deferred tax assets in the following manner:

Derecognition of borrowing costs	1 905
Impairment loss on non-current assets	52 041
Reversal of measurement of short-term investments	-251
Initial fee for affiliation with a hotel brand	581
TOTAL	**54 275**

6. Adjustments related to retained earnings are presented below:

Revaluations for hyperinflation	248 977
Derecognition of borrowing costs	-10 025
Impairment of assets	-273 901
Revaluation of non-current assets to the fair value	360 512
Amortization of titles to perpetual usufruct of land	-8 533
Reversal of depreciation of assets reclassified from short-term investments	-1 888
Reversal of an impairment loss on inverstments	1 323
Initial fee for affiliation with a hotel brand	-3 055
Tax effects of above changes	4 202
TOTAL	**317 612**

7. The above adjustments increased deferred tax liabilities in a following manner:

Effects of revaluations for hyperinflation	53 103
Revaluation of non-current assets to the fair value and change of presentation of investments	-1 702
Reversal of a temporary difference on depreciation of short-term investments	-1 329
TOTAL	**50 073**

Reconciliation of financial result for the 1st quarter 2004

		Polish Accounting Act	Effect of transition to IFRS	IFRS
Net revenue from the sale of services		283 332		283 332
Net revenue from the sale of other products, merchandise and raw materials		2 200		2 200
Cost of sales	1	191 331	7 789	199 120
Gross profit (loss) on sales		**94 201**	**7 789**	**86 412**
Other operating income	2	21 699	-5 079	16 620
Distribution costs		19 333		19 333
Administrative expenses		44 683		44 683
Other operating expenses	3	13 023	28	13 051
Profit (loss) from operating activities		**38 861**	**2 738**	**25 965**
Finance cost		13 799		13 799
Profit (loss) on the sale of all or part of interest in subsidiaries, affiliates and associated companies		0		0
Other financial income	4	14 380	1 366	15 746
Profit (loss) before tax		39 442	2 738	27 912
Income tax	5	4 103	-730	3 373
Net profit (loss) from continuing operations		35 339	2 008	24 539
Discontinued operations				0
Loss from discontinued operations				0
Net profit (loss) for the financial year		35 339	2 008	24 539

1. Adjustments of costs of sales are presented below:

Impact of hyperinflation on non-current assets components	5 329
Initial fee for affiliation with a hotel brand	-119
Amortization of titles to perpetual usufruct of land	2 491
Reversal of depreciation of assets reclassified from short-term investments	88
TOTAL	7 789

2. Adjustment in connection with the sale of titles to perpetual usufruct of land revalued to the fair value.

3. Adjustment following from the revaluation of land to the fair value.

4. Adjustment related to changed approach to recognition of borrowing costs.

5. Adjustments 1 – 4 result in a decrease in deferred tax expense by PLN 730 thousand.

11. EVENTS AFTER THE BALANCE SHEET DATE

No major events having significant impact upon presented results for the second quarter of 2005 and not included in the current financial statements have occurred after the balance sheet date.

The development strategy of the Company provides for implementation of a new "Orbis" mark and logo, set in a dynamic and modern lettering. The new logotype, which would be the basis for creating a coherent image of the companies ORBIS – ORBIS TRAVEL- ORBIS TRANSPORT, has already been delivered to the Patent Office of

the Republic of Poland with a simultaneous intention to file a request for protection in the European Union based on registration in Alicante.

12. SHAREHOLDERS

As at August 12, 2005, the value of the share capital of Orbis S.A. amounts to PLN 92 154 016, and comprises of 46 077 008 shares having a par value of PLN 2 each. Shareholders who hold, directly or through its subsidiary companies, at least 5% of the total number of votes at the General Meeting of Shareholders, determined on the basis of Article 147 of the Act on Public Trading in Securities as at August 12, 2005, include:

Shareholder	Number of shares held as at August 12, 2005 (no. of votes at the GM)	Percentage share in share capital as at August 12, 2005 (% share in the no. of total no. of votes at the GM)	Change in the ownership structure of major blocks of shares in the period May 16, 2005 - August 12, 2005 (since the submission of last interim financial statement)
Accor S.A.	16 394 151	35,58%	-
ING Nationale Nederlanden Polska Otwarty Fundusz Emerytalny	2 715 009	5,89%	-
Commercial Union OFE BPH CU WBK	2 338 652	5,08%	-
Globe Trade Centre S.A.	2 303 853	5,00%	-

13. CHANGES IN THE HOLDING OF ISSUER'S SHARES BY MANAGING AND SUPERVISING PERSONS IN THE PERIOD SINCE THE LAST QUARTERLY REPORT

Since the submission of the last quarterly report there have been no changes in the holding of the shares of Orbis S.A. by managing and supervising persons.
As at August 12, 2005, members of the Management Board held the following shares in Orbis S.A.:

1. Jean Philippe Savoye	President of the Management Board holds 5 000 shares of Orbis S.A.
2. Krzysztof Andrzej Gerula	Vice-President of the Management Board holds 2 607 shares of Orbis S.A.
3. Andrzej Bobola Szułdrzyński	Vice-President of the Management Board holds 513 shares of Orbis S.A.
4. Ireneusz Andrzej Węgłowski	Vice-President of the Management Board holds 3 000 shares of Orbis S.A.
5. Yannick Yvon Rouvrais	Member of the Management Board does not hold any shares in Orbis S.A.
6. Jolanta Wojciechowska de Cacqueray	Member of the Management Board (from June 10, 2005) does not hold any shares in Orbis S.A.

14. LITIGATION PENDING BEFORE COURTS, ARBITRATION OR PUBLIC ADMINISTRATION BODIES

Subject matter of litigation	Value of object at dispute	Date on which litigation was initiated	Parties to the initiated litigation	Position of the Comapny
Litigation concerning receivables with the value of at least 10% of equity				
Release of real property located in Warsaw, at 13, Krakowskie Przedmieście street, along with the building of the Europejski Hotel erected thereon	90 000	14.04.2003	Plaintiff: Hotel Europejski S.A. in Warsaw; Defendant: Orbis S.A.	The Company did not admit the claim and filed a motion for rejection of the claim. By a decision dated May 7, 2004, the court suspended the proceedings. On April 6, 2005, the Management Board of Orbis S.A. made a decision to release the real property along with the building erected thereon to the company HE SA by August 31, 2005, which in the case of reopening of the suspended proceedings would result in filing a motion for annulment of the proceedings.
Remuneration for non-contractual use of the real property located in Warsaw, at 13, Krakowskie Przedmieście street, along with the building of the Europejski Hotel erected thereon	218 838	23.12.2003	Plaintiff: Hotel Europejski S.A. in Warsaw; Defendant: Orbis S.A.	The Company filed for rejection of the claim in its entirety. On June 9, 2005, the Court reopened the suspended proceedings. In July Orbis submitted two written statements of defense in the court action pleading for set-off of its liabilities under capital outlays expedited during years 1997-2004 against the liabilities due to HE S.A..

ORBIS S.A.
CAPITAL GROUP

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENT

as at June 30, and for 6 months ended on June 30, 2005

SELECTED FINANCIAL FIGURES

for 6 months ended on June 30, 2005 with comparable figures for the year 2004

	in PLN '000		in EUR '000	
	6 months ended on June 30, 2005	6 months ended on June 30, 2004	6 months ended on June 30, 2005	6 months ended on June 30, 2004
PROFIT AND LOSS ACCOUNT				
Net sales of products, merchandise and raw materials	466 884	436 089	114 418	92 175
Operating profit (loss)	31 384	19 970	7 691	4 221
Net profit (loss) on continuing operations	17 041	18 714	4 176	3 956
BALANCE SHEET				
Fixed assets	1 962 692	1 991 988	485 803	438 551
Current assets	273 646	198 656	67 732	43 736
Shareholders' equity	1 586 881	1 538 189	392 783	338 644
Long-term liabilities	423 651	457 714	104 862	100 769
Short-term liabilities	225 103	184 536	55 717	40 627
CASH FLOW STATEMENT				
Net cash flow from operating activity	82 481	78 791	20 213	16 654
Net cash flow, total	14 175	17 801	3 474	3 763
EARNINGS PER SHARE				
Earnings per share for the financial year	0,37	0,41	0,09	0,09
Diluted earnings per share for the financial year	0	0	0	0

Exchange rate of EUR applied to convert:		
- balance sheet items	4,0401	4,5422
- profit and loss account items	4,0805	4,7311

CONSOLIDATED BALANCE SHEET

as at June 30, 2005, March 31, 2005, December 31, 2004 and June 30, 2004

(figures have been presented in PLN '000)

Assets	balance as at June 30, 2005	balance as at March 31, 2005	balance as at Dec. 31, 2004	balance as at June 30, 2004
Fixed assets	**1 962 692**	**1 966 296**	**1 976 368**	**1 991 988**
Tangible fixed assets	1 739 556	1 744 884	1 753 283	1 791 435
Intangible assets, of which:	112 231	117 917	113 186	111 866
- goodwill	109 142	114 555	108 132	107 252
Investment in an associated company consolidated by the equity method	3 979	4 427	4 182	3 702
Financial assets held for trading	713	693	2 652	2 680
Other financial assets	23 157	16 149	23 268	8 501
Investment property	0	0	0	0
Other long-term investments	720	790	635	601
Deferred income tax assets	82 336	81 436	79 162	73 203
Current assets	**273 646**	**195 723**	**188 207**	**198 656**
Inventories	14 844	11 348	13 822	14 025
Trade receivables	66 719	41 422	40 076	67 598
Income tax receivables	4 961	9 526	8 198	3 182
Other short-term receivables	57 117	43 115	22 854	45 504
Financial assets at fair value through profit or loss	73 242	49 973	60 669	68
Cash and cash equivalents	56 763	40 339	42 588	68 279
Fixed assets classified as held for sale	0	0	0	0
Total assets	**2 236 338**	**2 162 019**	**2 164 575**	**2 190 644**

CONSOLIDATED BALANCE SHEET, continued

as at June 30, 2005, March 31, 2005, December 31, 2004 and June 30, 2004

(figures have been presented in PLN '000)

Shareholders' Equity and Liabilities	balance as at June 30, 2005	balance as at March 31, 2005	balance as at Dec. 31, 2004	balance as at June 30, 2004
Shareholders' equity	**1 586 881**	**1 565 884**	**1 587 092**	**1 538 189**
Share capital	92 154	92 154	92 154	92 154
Reserve capitals	133 411	133 411	133 411	133 385
Other capitals	(642)	(646)	(648)	(169)
Retained profits	1 361 958	1 340 965	1 362 175	1 312 819
Minority holdings	**703**	**756**	**975**	**10 205**
Long-term liabilities	**423 651**	**424 531**	**413 010**	**457 714**
Credits and loans	279 911	285 438	277 298	332 045
Provision for deferred income tax	66 388	65 615	65 988	66 754
Other long-term liabilities	36 884	35 329	32 381	5 066
Provision for pension and similar benefits	40 347	38 049	37 303	33 020
Provisions for liabilities	121	100	40	20 829
Short-term liabilities	**225 103**	**170 848**	**163 498**	**184 536**
Credits and loans - current	3 103	4 052	3 355	5 950
Trade liabilities	62 703	47 280	58 218	61 104
Income tax liabilities	0	0	0	0
Other short-term liabilities	108 924	75 869	59 651	104 344
Provision for pension and similar benefits	4 658	4 870	5 227	5 596
Provisions for liabilities	45 715	38 777	37 047	7 542
Liabilities directly related to fixed assets classified as held for sale	0	0	0	0
Total liabilities	**2 236 338**	**2 162 019**	**2 164 575**	**2 190 644**

CONSOLIDATED PROFIT AND LOSS ACCOUNT

for 6 months and 3 months ended on June 30, 2005 with comparable figures for the year 2004

(figures have been presented in PLN '000)

	3 months ended on June 30, 2005	6 months ended on June 30, 2005	3 months ended on June 30, 2004	6 months ended on June 30, 2004
Net sales of services	282 089	466 884	262 572	436 089
Net sales of other products, merchandise and raw materials	4 282	7 478	2 339	3 574
Cost of products, merchandise and raw materials sold	(187 290)	(352 851)	(173 875)	(318 533)
Gross profit (loss) on sales	**99 081**	**121 511**	**91 036**	**121 130**
Other operating income	11 291	18 988	2 996	6 392
Distribution & marketing expenses	(13 744)	(23 815)	(13 070)	(23 170)
General overheads & administrative expenses	(36 674)	(68 598)	(39 677)	(68 768)
Other operating expenses	(12 472)	(16 702)	(6 913)	(15 614)
Operating profit (loss)	**47 482**	**31 384**	**34 372**	**19 970**
Profit (loss) on sale of part or total holdings in subsidiaries, affiliates and associated companies	0	13	0	0
Other financial income	5 484	8 450	14 529	21 571
Financial expenses	(8 504)	(14 693)	(11 854)	(17 268)
Share in net profits (losses) of subsidiaries, affiliates and associated companies	252	497	320	813
Profit (loss) before tax	**44 714**	**25 651**	**37 367**	**25 086**
Corporate income tax	(7 998)	(8 610)	(5 988)	(6 372)
Net profit (loss) on continuing operations	**36 716**	**17 041**	**31 379**	**18 714**
Discontinued operations	**0**	**0**	**0**	**0**
Loss on discontinued operations	0	0	0	0
Net profit (loss) for the financial year	**36 716**	**17 041**	**31 379**	**18 714**
Ascribed to:				
shareholders of the controlling company	36 791	17 275	30 163	18 574
minority shareholders	(75)	(234)	1 216	140
	36 716	**17 041**	**31 379**	**18 714**
Earnings (loss) per common share (in PLN)				
Earnings per share for the financial year	0,80	0,37	0,68	0,41
Earnings per share from continuing operations	0,80	0,37	0,68	0,41
Diluted earnings per share for the financial year	0	0	0	0
Diluted earnings per share from continuing operations	0	0	0	0

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

for 6 months and 3 months ended on June 30, 2005 with comparable figures for the year 2004

(figures have been presented in PLN '000)

	Share capital	Reserve capitals	Other capitals	Retained profits	Total	Minority interests	Total
Twelve months ended on December 31, 2004							
Balance as at January 1, 2004	92 154	133 385	0	988 315	1 213 854	10 227	1 224 081
- changes of accounting police	0	0	0	325 174	325 174	(10)	325 164
-modification of statement according to IAS	0	0	0	325 174	325 174	(10)	325 164
- other adjustments	0	0	0	0	0	0	0
Balance as at January 1, 2004 post transformation	92 154	133 385	0	1 313 489	1 539 028	10 217	1 549 245
- profit (loss) for the financial year	0	0	0	53 071	53 071	2 339	55 410
- translation differences on consolidation	0	0	(648)	0	(648)	0	(648)
- effect of revaluation according to IAS 40	0	26	0	0	26	0	26
- revaluation of tangible assets	0	0	0	8 461	8 461	0	8 461
- wave of the right to perpetual usefruct of land	0	0	0	(4)	(4)	0	(4)
- consolidation adjustments	0	0	0	2 824	2 824	(11 581)	(8 757)
Total changes during the period	0	26	(648)	64 352	63 730	(9 242)	54 488
dividends	0	0	0	(15 666)	(15 666)	0	(15 666)
Balance as at December 31, 2004	92 154	133 411	(648)	1 362 175	1 587 092	975	1 588 067
of which: six months ended on June 30, 2004							
Balance as at January 1, 2004	92 154	133 385	0	988 315	1 213 854	10 227	1 224 081
- changes of accounting police	0	0	0	325 174	325 174	(10)	325 164
-modification of statement according to IAS	0	0	0	325 174	325 174	(10)	325 164
- other adjustments	0	0	0	0	0	0	0
Balance as at January 1, 2004 post transformation	92 154	133 385	0	1 313 489	1 539 028	10 217	1 549 245
- profit (loss) for the financial year	0	0	0	18 574	18 574	140	18 714
- valuation of a liquidated item of fixed assets	0	0	0	(3 416)	(3 416)	0	(3 416)
- translation exchange differences	0	0	(169)	0	(169)	0	(169)
- consolidation adjustments	0	0	0	(161)	(161)	(152)	(313)
Total changes during the period	0	0	(169)	14 997	14 828	(12)	14 816
dividends	0	0	0	(15 667)	(15 667)	0	(15 667)
Balance as at June 30, 2004	92 154	133 385	(169)	1 312 819	1 538 189	10 205	1 548 394
Six months ended on June 30, 2005							
Balance as at January 1, 2005	92 154	133 411	(648)	1 362 175	1 587 092	975	1 588 067
- changes of accounting police	0	0	0	0	0	0	0
-modification of statement according to IAS	0	0	0	0	0	0	0
- other adjustments	0	0	0	0	0	0	0
Balance as at January 1, 2005 post transformation	92 154	133 411	(648)	1 362 175	1 587 092	975	1 588 067
- profit (loss) for the financial year	0	0	0	17 275	17 275	(234)	17 041
- translation differences on consolidation	0	0	6	0	6	0	6
- consolidation adjustments	0	0	0	(1 825)	(1 825)	(38)	(1 863)
Total changes during the period	0	0	6	15 450	15 456	(272)	15 184
dividends	0	0	0	(15 667)	(15 667)	0	(15 667)
Balance as at June 30, 2005	92 154	133 411	(642)	1 361 958	1 586 881	703	1 587 584
of which: three months ended on June 30, 2005							
Balance as at April 1, 2005	92 154	133 411	(646)	1 340 965	1 565 884	756	1 566 640
- changis of accounting police	0	0	0	0	0	0	0
-modification of statement according to IAS	0	0	0	0	0	0	0
- corrections of mistakes	0	0	0	0	0	0	0
Balance as at April 1, 2005	92 154	133 411	(646)	1 340 965	1 565 884	756	1 566 640
- profit (loss) for the financial year	0	0	0	36 791	36 791	(75)	36 716
- translation exchange differences	0	0	4	0	4	0	4
- consolidation adjustments	0	0	0	(131)	(131)	22	(109)
Total changes during the period	0	0	4	36 660	36 664	(53)	36 611
dividends	0	0	0	(15 667)	(15 667)	0	(15 667)
Balance as at June 30, 2005	92 154	133 411	(642)	1 361 958	1 586 881	703	1 587 584

CONSOLIDATED CASH FLOW STATEMENT

for 6 months and 3 months ended on June 30, 2005 with comparable figures for the year 2004

(figures have been presented in PLN '000)

	3 months ended on June 30, 2005	6 months ended on June 30, 2005	3 months ended on June 30, 2004	6 months ended on June 30, 2004
OPERATING ACTIVITY				
Gross profit (loss)	**44 714**	**25 651**	**37 367**	**25 086**
Adjustments:	**38 137**	**64 334**	**43 778**	**59 578**
Share in net profit (loss) of companies consolidated by the equity method	(252)	(497)	(320)	(813)
Depreciation and amortization	24 964	54 887	26 938	50 530
(Gain) loss on foreign exchange differences	(2 842)	(2 648)	(10 279)	(14 687)
Interest	2 019	4 111	4 677	5 311
(Profit) loss on investing activity	(8 561)	(8 445)	(662)	(1 878)
Change in receivables and deferred and accrued expenses	(16 860)	(36 776)	(18 184)	(36 777)
Change in current liabilities, excluding loans and bank credits	43 728	53 545	37 861	46 337
Change in reserves	10 023	11 237	850	3 117
Change in inventories	(3 496)	(1 022)	(1 597)	66
Other adjustments	(10 586)	(10 058)	4 494	8 372
Cash from operating activity	**82 851**	**89 985**	**81 145**	**84 664**
Income tax (paid)/reimbursed	(4 388)	(7 504)	(2 754)	(5 873)
Net cash flow from operating activity	**78 463**	**82 481**	**78 391**	**78 791**
INVESTING ACTIVITY				
Income from the sale of tangible fixed assets and intangible assets	12 242	14 670	1 061	6 812
Income from sale of investments in real property	0	2 015	0	0
Income from sale of short-term securities	349 437	472 634	14 029	34 096
Income from interest	342	761	(1 541)	1
Repayment of long-term loans granted	0	2 776	(7)	0
Expenditure on tangible fixed assets and intangibles	(19 010)	(34 879)	(30 491)	(41 675)
Expenditure on purchase of group companies	(3 030)	(3 766)	(25 509)	(25 509)
Expenditure on purchase of short-term securities	(378 267)	(499 075)	(3 757)	(33 958)
Granting of long-term loans	(129)	(129)	256	(1 244)
Other investing expenses	(28)	(121)	0	0
Net cash flow from investing activity	**(38 443)**	**(45 114)**	**(45 959)**	**(61 477)**
FINANCING ACTIVITY				
Receipts from credits and loans	7 494	17 014	5 254	18 259
Other financial income	2 917	4 937	2 710	5 126
	0	0	0	0
Repayment of credits and loans	(27 838)	(36 617)	(3 039)	(12 543)
Repayment of interest	(2 723)	(3 182)	(4 814)	(4 985)
Financial lease payments	(156)	(348)	(37)	(73)
Other financial expenditure	(3 290)	(4 996)	(3 059)	(5 297)
Net cash flow from financing activity	**(23 596)**	**(23 192)**	**(2 985)**	**487**
Change in cash and cash equivalents	**16 424**	**14 175**	**29 447**	**17 801**
Cash and cash equivalents at the beginning of period	**40 339**	**42 588**	**38 832**	**50 478**
Cash and cash equivalents at the end of period	**56 763**	**56 763**	**68 279**	**68 279**

NOTES
TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
OF THE ORBIS GROUP
AS AT JUNE 30, 2005 AND FOR 6 MONTHS ENDED JUNE 30, 2005

TABLE OF CONTENTS

1. BACKGROUND

The company **Orbis S.A.** with its corporate seat in Warsaw, at 16, Bracka street has been registered in the District Court for the Capital City of Warsaw, XIX Economic Division of the National Court Register (KRS) under the number 0000022622.
Orbis S.A. is Poland's largest hotel company that employs approx. 5000 persons and operates a network of 55 hotels (10 000 rooms) in 30 major cities, towns and resorts in Poland. Company hotels function under the Sofitel, Novotel, Mercure, Holiday Inn and Orbis Hotels brands.

Orbis S.A. leads the Orbis Group formed of companies from the hotel, tourist, transport, games of chance and developer sectors. Along with its subsidiaries: Hekon-Hotele Ekonomiczne, Orbis Travel, Orbis Transport and Orbis Casino, Orbis S.A. forms the largest tourist and hotel group in Poland and Central Europe.

Hekon – Hotele Ekonomiczne S.A. operates Poland's largest network of 8 Ibis economy hotels and 2 Novotels, offering in aggregate over 1 500 rooms in 8 towns in Poland. Moreover, the company operates the Novotel Vilnius in Lithuania through its subsidiary UAB Hekon.

Polskie Biuro Podróży Orbis sp. z o.o. pursuing its activities under the business name of **Orbis Travel** is the largest Polish travel agent: leader in the foreign incoming traffic segment and a major organizer of outgoing and domestic traffic. In addition, the company specializes in business trips servicing and acts as an agent in the sales of transport tickets.

Orbis Transport sp. z o.o. is the largest Polish carrier in the international coach connections segment (runs regular connections to 160 towns in 11 European countries) and is a leading-edge company on the short-term and long-term car rental market. The car rental activity is pursued on the basis of license agreements with Hertz Rent a Car and Hertz Lease.

The full list of companies has been published in point 3.1 of this report. Changes in the Orbis group that have occurred since the publication of last report have been presented in point 3.2 of this report.

The presented condensed consolidated financial statements have been **prepared as at June 30 and for 6 months ended June 30, 2005** on the assumption that all the companies of the Orbis Group will continue their business operations in the nearest future.

The condensed consolidated financial statements of the Orbis Group have been prepared **in accordance with the International Financial Reporting Standards.**

All financial figures have been quoted in PLN thousand, unless indicated otherwise.

Information about accounting policy of the Orbis Group, applicable as from January 1, 2005, as well as detailed reconciliation of shareholders' equity and financial result for the period of 6 months of 2004, have been presented in detail in notes in point 11 of this report.

2. IMPORTANT EVENTS AND FACTORS AFFECTING FINANCIAL PERFORMANCE OF THE GROUP

2.1 Major events of the current quarter

1. The Orbis Group improved sales as compared to the 2nd quarter 2004. Sales amounted to PLN 286,371 million, i.e. grew by 8.1%. The profit on operating activities went and amounted to PLN 47,482 (+38.1%) million, while the net profit increased to PLN 36,716 million (+17%). Comments to the consolidated income statement have been presented in point 4.1 of this report.
2. On June 11, 2005, General Meeting of Orbis S.A. was held that, among other issues, accepted financial statements of the Company and the Group for 2004, voted on approval of activities undertaken by the Supervisory Board and the Management Board in 2004 and distributed 2004 profit by allocating PLN 15.6 million, i.e., PLN 0.34 per share, to payment of dividend. The full text of all resolutions adopted by the General Meeting is available on company WWW site at www.orbis.pl.
3. On June 11, 2005 the 6th tenure Management Board was nominated comprised of:
   Jean-Philippe Savoye, President of the Management Board
   Krzysztof Gerula, First Vice President of the Management Board
   Andrzej Szułdrzyński, Vice President of the Management Board
   Ireneusz Węgłowski, Vice President of the Management Board

Yannick Rouvrais, Member of the Management Board
Jolanta Wojciechowska, Member of the Management Board

4. The Company published declaration on its corporate governance in the current report no. 26/2005. The report available on company WWW site at www.orbis.pl.
5. The Supervisory Board selected the auditor responsible for, but not limited to, auditing of financial statements for 2005. PriceWaterhouseCoopers was selected as the auditor.
6. On April 6, 2005 the Management Board decided on commencement on April 6, 2005 of liquidation of the Hotel Europejski Branch of Orbis S.A. in Warsaw and transfer of Hotel Europejski to the company Hotel Europejski w Warszawie Spółka Akcyjna ("HE S.A.) by August 31, 2005. Hotel Europejski provided services to guests until June 30, 2005. The decision of the Management Board is consistent with contents of the decision of the Appeal Court, including justification, received by Orbis S.A., that rejected Orbis S.A.'s claims for transfer of the title to the real property on which Hotel Europejski is located to the benefit of Orbis S.A. for a compensation, and declaration of invalidity of the agreement establishing perpetual usufruct of the real property to the benefit of HE S.A. Counterclaims of Orbis S.A. and HE S.A. related to the real property have not been settled, yet.
7. On May 17, 2005 the Management Board decided to liquidate as at November 30, 2005 the following 4 hotel branches: Hotel Reda in Szczecin, Hotel Solec in Warsaw, Hotel Tranzyt in Częstochowa, Hotel Wanda in Kraków. A thorough modernization of the above-mentioned hotels is planned. On completion the hotels will operate under the firm "Etap".

President Jean Philippe Savoye comments:

The first two quarters of 2005 were marked, especially in our hotel business, by an upturn. Thanks to a good commercial policy tailored to meet customer needs, sales in the tourist group segment increased very dynamically (close to +10%). Revenues reported by the company Hekon Hotele Ekonomiczne SA are by 11% higher than in two quarters of 2004, which is attributable to the success achieved by the company's economy product, i.e. the Ibis brand in the Polish market. However, if 2005 seems to be a better year than 2004 in terms of increase of room sales, revenues might be impacted by a strong zloty.

As for the travel agency business reported growth of sales revenues in the first two quarters of 2005 (+10.3%) and the transportation business reported high growth of sales revenues (+26%) due to consolidation of PKS Tarnobrzeg and PKS Gdańsk in the consolidated statements of the Orbis Group, since these companies were not consolidated in the statements for the second quarter of 2004. In addition, sales revenues of Orbis Transport grew in all the segments of its activity, except for vehicle leases.

Finally, despite an increase of the consolidated net sales revenues (+7,89%) and EBITDA huge improvement (+ 22.4%) during the first semi-annual period of 2005, the net profit of the Orbis Group, thanks to the high operational profitability, is slightly under the net profit as for the 6 first months of 2004 as significant provisions were set up for restructuring projects in Orbis SA. As a part of implementation of its new strategy, keeping in mind the liquidation costs of 4 branches at the end of the current year, which will be converted into the Etap brand, the company Orbis SA has set up, among others, a provision of PLN m 5.4 for this purpose.

Overall, these encouraging and strong operational results provide with the good prospective for the second half of 2005 for the Orbis Group.

2.2 External and internal factors significant for the development of the group

2.2.1 External factors

MACROECONOMIC SITUATION

The Ministry of Finance in its announcement as of August 1, 2005 estimates that the **GDP growth** in Poland amounted to 2.5% - 2.7% in the 2nd quarter of 2005 against 6.1% reported in the 2nd quarter of 2005. Economic growth in Poland represents the most important demand factor for the tourist industry and, hence the growth of revenues of the Orbis Hotel Group amounted to 8.1%, including growth in the number of rooms sold reported by the hotels of the Orbis Hotel Group (+10.4%) should be assessed as good.

EUR/PLN exchange rate constitutes a significant factor influencing sales revenues in hotel activities. The average EUR/PLN exchange rate during the 2nd quarter of 2005 published by NBP amounted to 4.1313 in comparison with 4.6934 during the 2nd quarter of 2004 (-12%). Therefore it had a negative impact on the average price of room sold

by the Group's hotels, revenues form sales by short-term rent of cars and services provided by Orbis Travel offices organizing incoming tourism traffic to Poland. **USD/PLN exchange rate** declined too and amounted to 3.2776 in the 2nd quarter of 2005 in comparison with 3.8941 in the 2nd quarter of 2004, i.e., the decline of 15.8%. Low exchange rate of USD towards PLN and of EUR towards PLN adversely affected foreign outgoing traffic of Orbis Travel.

In accordance with data published by GUS, the inflation rate in the 2nd quarter of 2005 amounted to 2.3% in comparison with 3.3% in the 2nd quarter of 2004. Decline of the inflation rate resulted in strengthening of purchase power of PLN and supported demand for services provided by the Orbis Group. At the same time the unemployment rate in Poland fell and amounted to 18% in June 2005, i.e., the decrease of 1.4 p.p. in comparison with June 2004.

Increase of fuel oil prices in the 2nd quarter of 2005 increase coach transport costs.

Economic growth in the Euro-zone in the 2nd quarter of 2005 is estimated by the European Commission at 0.1 – 0.5%. Economic growth in the European Union member states constitutes a major, positive factor with an influence on sales of hotel and tourism services provided by the Orbis Group since 60% of guests of the Orbis Hotel Group come to Poland from the EU member states. Citizens of these countries also use incoming traffic services rendered by Orbis Travel.

TOURIST TRAFFIC

Incoming traffic – According to figures from the Institute of Tourism, in the quarter of 2005, the reported number of foreigners' arrivals totaled 15.7 million (by 0.3% more as compared to the 2nd quarter 2004). Also, the number of foreigners cleared at airports grew by 40.7%. Increase of a number of Germans and tourists crossing the eastern border of Poland was recorded, too.

Outgoing traffic – In the 2nd quarter 2005, 9.9 millions of Poles were reported to go have gone abroad (by 10.5% more than in the 2nd quarter 2004). Upwards trend has prevailed in air traffic: the number of Poles traveling abroad by air went up by 69.4%.

COMPETITION

Hotel market – A few new hotels were opened in the main cities in Poland during the 2nd quarter of 2005. It, however, did not have any significant, adverse impact on the market position of the Orbis Hotel Group. A significant intensification of competition was seen in comparison with the 2nd quarter of 2004, especially in Warsaw, since hotels opened at the beginning of 2004 attempt to achieve set operating indexes. In the 2nd quarter of 2005, the share of Orbis Group hotels in the market (measured as a share in the number of available rooms) in major towns and cities was as follows: Warsaw* 41.1 %, Poznań 63.5%, Wrocław* 45.3%, Tri-City 44.5%, Kraków 27.5%, Szczecin 49.1%, Katowice 42.5%.

* - including hotels managed by Orbis S.A.

Travel agents' market – this market is fragmented, with actually 10 travel agents enjoying a significant position and holding altogether approx. 20% market share. The number of sold flight tickets grew in 2005. Therefore the change of principles governing cooperation between airlines and travel agents introduced in 2004, i.e., replacement of a ticket sales commission by transaction fees, did not have any adverse impact on revenues from sales in this segment.

Transport market – The degree of demand saturation on the international passenger transport market is different depending on the country of destination. The growing number of lines and carriers increases competition on the international passenger transport market. It is particularly reflected by ticket prices and commissions payable to travel agents selling tickets.

2.2.2 Internal factors

INVESTMENT PROGRAM

By the end of June 2005 the Orbis Group invested PLN 36.7 million. Purchase of cars for rent, coaches by Orbis Transport and investments in modernizations of hotels constituted the main investment projects of the Group during that period. The main projects included modernization of Novotel Centrum in Warsaw and Grand hotel in Warsaw.

Company name	6 months ended Jun. 30, 05	6 months ended Jun. 30, 04	change 2005/2004 in %
Orbis S.A.	14,670	12,123	121.01%
Hekon Hotele Ekonomiczne S.A.	176	135	130.37%
PBP Orbis Sp. z o.o.	3,385	551	614.34%
Orbis Transport Sp. z o.o.	18,451	29,784	61.95%
UAB Hekon	0	0	
Orbis Group	36,682	42,593	927.67%

EMPLOYMENT

Employment in the Orbis Group as of the end of June 2005 amounted to 6,635 full-time jobs (+6.7%). Increase of employment in the Group was caused of two PKS companies in Tarnobrzeg and Gdańsk to consolidation by Orbis Transport. The above-mentioned companies were not consolidated in the financial statements for the 2nd quarter of 2004. The two companies will be the subject of restructuring processes. At the same time employment in Orbis S.A. was reduced by 5.3%. During the next quarters Orbis S.A. will implement a reorganization process including gradual decrease of employment. Employment in other companies in the Group is stable.

Company name	6 months ended Jun. 30, 05	6 months ended Jun. 30, 04	change 2005/2004 in %
Orbis S.A.	4,673	4,935	94.69%
Hekon Hotele Ekonomiczne S.A.	416	416	100.00%
PBP Orbis Sp. z o.o.	550	532	103.38%
Orbis Transport Sp. z o.o.	943	287	328.57%
UAB Hekon	53	51	103.92%
Orbis Group	6,635	6,221	730.57%

STRATEGY

In March 2005, the company's Management Board presented a new strategy of the Orbis Hotel Group for the years 2005-2009. This document is published in the company's current report no. 10/2005 and is available on WWW site at *www.orbis.pl* . Modernization works were performed in Novotel Centrum hotel in Warsaw and modernization works were commenced in Grand Hotel in Warsaw during the 2nd quarter of 2005. The Management Board of the Company decided to liquidate four hotel branches. Hotel Tranzyt in Częstochowa, Wanda in Kraków and Reda in Szczecin will undergo modernization and renew operations under the firm Etap. Building of Solec Hotel will be demolished and a new building will be constructed in the same location. It will operate under the firm Etap, too. In the 2nd quarter of 2005 Orbis S.A. performed preparations to reorganization of the Company. In accordance with the declaration published in the current report no. 10/2005, the Management Board will within 6 months present its opinion on prognoses published in March 2005.

SALES OF SERVICES VIA THE INTERNET

Over 20,300 rooms/nigh were sold via the Internet in the 2nd quarter of 2005. Over half of the sales was performed by OrbisOnLine system. During that period mainly corporate customers and individual customers interested in regular reservations of rooms used the system. In the 2nd quarter most of traffic in hotels is business-related, therefore sales of special offers was lower than in the 1st quarter of 2005. OrbisOnLine system is the first hotel room booking system in Poland providing services in the real time and covering all hotels belonging to the Orbis Group.

2.2.3 Prospects for the next quarter

MACROECONOMIC ENVIRONMENT

Inflation is expected to go down in forthcoming quarters which should have a positive impact on wages and salaries in real terms, this contributing to an increase in consumption in subsequent quarters. In such circumstances, it will be possible to achieve higher dynamics of economic growth in annual terms, particularly taking into account a lower benchmark base (second half of 2004). Acceleration of GDP growth dynamics, expected by the Ministry of Finance, augurs well for the sale of tourist services in Poland.

The growth in GDP generated in EU states recorded in the 1st quarter of 2005 resulted in a decrease in forecasted growth in GDP in subsequent quarters and, which follows, such expectations will not develop a positive climate for sales of tourist services in Poland both on the part of business clients and persons traveling for pleasure.

TOURIST TRAFFIC

Incoming traffic – According to estimates of the Institute of Tourism, the number of tourists' arrivals is expected to go up in 2005 to reach 15 million, i.e. by 4.8% more as compared to 2004.

Outgoing traffic – The number of tourist travels abroad made by Poles in 2005 is assessed at 6.6 million according to the Institute of Tourism, which translated into a forecasted growth by 4.8% as compared to 2004.

Domestic tourism – The Institute of Tourism anticipates a drop in domestic travels made by Poles in 2005 as compared to the year 2004. A decline in short-term travels (from 2-4 days) is estimated at 4%, down to 24 million, and the number of long-term travels (5 days and more) should remain at the level reported in 2004, i.e. 15 million.

COMPETITIVE ENVIRONMENT

Hotel market – Opening of new hotels in the main cities in Poland is planned in 2005. The number of new rooms, however, will be significantly smaller than during previous years. Some commenced or planned investment projects were terminated. Therefore increase of the number of hotel rooms should be slower. It should be noted, however, that hotels opened in 2004 will develop their business activities and intensify sales operations to achieve planned operating indexes.

Travel agents' market – In 2004, when Poland joined the European Union, new regulations came into force, that on the one hand simplified formalities related to the entry on the tourist services market and, on the other hand, sharpened guarantee-related requirements which should contribute to the 'sorting-out" of the travel agents' market.

Transport market – in 2004, restrictions on licensing of international transport were lifted and EU markets opened for Polish passenger carriers, which should bring about a growth in sales in that services segment in 2005.

2.2.4 Opportunities for the realization of previous forecasts

ORBIS S.A. will continue to implement the strategy adopted in the 1st quarter 2005. In accordance with the declaration contained in current report no. 10/2005 the company will take position on forecasts presented in that report after 6 months as from the date of its publication.

3. COMPANIES FORMING THE GROUP

3.1 Companies forming the Orbis Group

Subsidiary companies, name and corporate seat	% share in shareholders' equity	% share in the no. of votes at the GM	Business operations
PBP Orbis, Sp. z o.o.	directly 95,08%	directly 95,08%	tourism
ORBIS Transport, Sp. z o.o.	directly 98,3%	directly 98,3%	transport
Hekon Hotele Ekonomiczne S.A.	directly 100%	directly 100%	hotel, food&beverage
Wioska Turystyczna Wilkasy Sp. z o.o.	directly 100%	directly 100%	hotel, food&beverage
Orbis Kontrakty Sp. z o.o.	directly 80% indirectly 20%	directly 80% indirectly 20%	organization of purchases
UAB Hekon	indirectly 100%	indirectly 100%	hotel, food&beverage
Orbis Polish Travel Bureau	indirectly 88%	indirectly 88%	travel agent
Inter Bus Sp. z o.o.	indirectly 70%	indirectly 70%	coach transport
Capital Parking Sp. z o.o.	indirectly 68%	indirectly 68%	rental of parking lots
PKS Tarnobrzeg Sp. z o.o.	indirectly 100%	indirectly 100%	transport
PKS Gdańsk Sp. z o.o.	indirectly 100%	indirectly 100%	transport
AutoOrbisBus Sarl	indirectly 100%	indirectly 100%	promotion and communications

Associated companies, name and corporate seat	% share in shareholders' equity	% share in the no. of votes at the GM	Business operations
Orbis Casino Sp. z o.o.	directly 33%	directly 33%	games of chance
PH Majewicz Sp. z o.o.	directly 49%	directly 49%	hotel, food&beverage

3.2 Effect of changes in the group's structure, including business combinations, acquisition and disposal of subsidiary companies as well as long-term investments, restructuring and discontinuing of operations

No changes in the composition of the Orbis Group took place during the reporting period.

Information about significant events in the Group's companies:

- PKS Tarnobrzeg sp. z o.o. – as a result of the Company's shareholders meeting on February 25, 2005, share capital of the Company was increased by PLN 636 thousand (registered in KRS on May 12, 2005), any by the additional amount of PLN 35 thousand by a resolution of the shareholders meeting on May 20, 2005 (registered in KRS on June 9, 2005). As a result the company's share capital as at June 30, 2005 amounted to 7,951.5 thousand. The new shares in the increased share capital were acquired by the current shareholder, Orbis Transport sp. z o.o.

- PKS Gdańsk sp. z o.o. – as a result of the decision of the Company's shareholders meeting on increase of its share capital by acquisition of new shares amounting to PLN 2,805 thousand by the current shareholder, Orbis Transport sp. z o.o. in April 2005, the Company's share capital as at June 30, 2005 amounted to the total of PLN 11,859 thousand.

3.3 Non-consolidated companies

Comapnies excluded from consolidation	Share in management	share in net revenues %	share in the balance sheet total
Wioska Turystyczna Wilkasy Sp. z o.o.	100%	0,15	0,20
PH Majewicz Sp. z o.o.	49%	1,11	0,16
Orbis Kontrakty Sp. z o.o.	80%	0,00	0,00
AutoOrbisBus Sarl	100%	0,41	0,44
Orbis Kontrakty Sp. z o.o.	20%	0,00	0,00
ŁĄCZNIE		**1,67**	**0,80**

Information on consolidation principles has been presented in the condensed interim consolidated financial statements of the Orbis Group as at March 31, 2005.

4. INCOME STATEMENT

4.1 Income statement of the group

In PLN thousand	3 months ended June 30, 2005	3 months ended June 30, 2004	% change 2005 versus 2004	6 months ended June 30, 2005	6 months ended June 30, 2004	% change 2005 versus 2004
Net revenue from the sale of products, merchandise and raw materials	286 371	264 911	108,10%	474 362	439 663	107,89%
% share in total revenue	**94,39%**	**93,69%**		**94,44%**	**93,86%**	
Cost of sales	187 290	173 875	107,72%	352 851	318 533	110,77%
Distribution costs	13 744	13 070	105,16%	23 815	23 170	102,78%
Administrative expenses	36 674	39 677	92,43%	68 598	68 768	99,75%
of which:						
- amortiz.&depreciation	24 964	26 938	45,48%	54 887	50 530	108,62%
- staff costs	50 513	48 724	103,67%	112 889	109 950	102,67%
- outsourced services	94 090	86 731	108,48%	155 404	142 876	108,77%
% share in total costs	**91,89%**	**92,35%**		**93,41%**	**92,58%**	
Other operating income	11 291	2 996	376,87%	18 988	6 392	297,06%
Other operating expenses	12 472	6 913	180,41%	16 702	15 614	106,97%
Operating profit/loss - EBIT	**47 482**	**34 372**	**138,14%**	**31 384**	**19 970**	**157,16%**
Profit (loss) on the sale of subsidiaries, affiliates and associated companies	0	0		13	0	
Other financial income	5 484	14 529	37,75%	8 450	21 571	39,17%
Finance cost	8 504	11 854	71,74%	14 693	17 268	85,09%
Interests in associated companies	252	320	78,75%	497	813	61,13%
Profit (loss) before tax	**44 714**	**37 367**	**119,66%**	**25 651**	**25 086**	**102,25%**
Income tax	7 998	5 988	133,57%	8 610	6 372	135,12%
Loss from discontinued operations						
Net profit (loss)	**36 716**	**31 379**	**117,01%**	**17 041**	**18 714**	**91,06%**
EBIT margin (EBIT/Revenue)	16,58%	12,97%		6,62%	4,54%	
EBITDA	**72 446**	**61 310**	**118,16%**	**86 271**	**70 500**	**122,37%**
EBITDA margin (EBITDA/Revenue)	25,30%	23,14%		18,19%	16,04%	

Sales of the Group is the outcome of results generated by all the segments and result from the following figures and events:

- A growth in sales (6.2%) was reported in the hotels and restaurants segment, the company Orbis S.A. generated sales at the level of PLN 172,758 thousand which translates into a 2.3% growth as compared to the 2nd quarter 2004, while sales of the company Hekon-Hotele Ekonomiczne S.A. totaled PLN 28,111 thousand and were by 10.4% higher than in the 2nd quarter 2004. The growth was achieved due to increase of the occupancy rate during the 2nd quarter of 2005 and increased number of sold rooms. In addition, growth in sales of the company Hekon has been brought about by a success of the economy product, i.e. Ibis hotels, in Poland and by improved conditions of sale in Kraków and Szczecin where Novotel and Ibis brand hotels belonging to that company operate.
- The tourist segment reported the increase in sales (+7.6%) resulting from a strong exchange rate of the Polish Zloty towards other currencies that was advantageous for the sale of travels abroad and increase of the volume of incoming and outgoing tourist traffic. All segments of PBP Orbis operations recorded increase of revenues.
- As regards the transport segment, high growth in sales (+64.4%) was reported as a result of consolidation of PKS Gdańsk and PKS Tarnobrzeg in the consolidated financial statements of the Orbis Transport group. The Companies were not consolidated in the statements for the 2nd quarter of 2004. Moreover, all segments of operations pursued by Orbis Transport reported a growth in sales, with the exception of long-term lease.

Cost of sales of the Group in the 2nd quarter of 2005 grew slower than sales. In comparison with the 2nd quarter of 2004, the cost of sales was higher by 7.7% due, but not limited to the following reasons:

- Increase of operating costs of Orbis Transport by 40% related to costs of PKS Gdańsk consolidated in the 1st quarter of 2005.
- Small increase of operating expenses of the Group combined with decrease of the item recorded by Orbis S.A.
- Lower than in the 2nd quarter of 2004 depreciation in the company Orbis S.A. calculated in the 2nd quarter of as a result of a negative accounting adjustment of the depreciation accrued since the beginning of the year.

Other operating profits of Orbis S.A. included the 2004 dividends paid by Hekon Hotele Ekonomiczne S.A. and Orbis Casino sp. z o.o. amounting to PLN 19,802 thousand and PLN 700 thousand, respectively. The above-mentioned amounts were eliminated in the consolidated report. Hekon Hotele Ekonomiczne S.A. included interests on bonds issued by Orbis S.A. that were excluded from the consolidated statement.

The growth of other operating profit in comparison with the second quarter of 2004 resulted, apart from other reasons, from profits recorded by the capital group Orbis Transport, and dissolving a provision for employees holidays.

Other operating expenses in the 2nd quarter of 2005 included, among other things, the provisions on restructuring costs of 4 hotels, which are earmarked for liquidation as well as provisions for retirement benefits and jubilee rewards.

The operating result (EBIT) of the group for the 2nd quarter 2005 grew by 38% in comparison with the 2nd quarter of 2004 as a result of recorded sales revenues and operating expenses.

Operating profit before depreciation and amortization (EBITDA) of the Group increased by 18% during the reporting period.

Other financial revenues include interests on bank deposits and revaluation of tradable securities. A significant difference in this item in comparison to the 2nd quarter of 2004 was a result of especially high positive exchange rate differences, reported in 2004 on EUR-denominated debt incurred by Orbis S.A.

Financial costs in the current quarter include interests on credits and bonds issued by Orbis S.A., cost of realization of SWAP transaction and evaluation of this instrument.

All the above-mentioned factors allowed the Group to generate the net profit of PLN 38,716 thousands in the 2nd quarter of 2005, i.e. by 17% higher than during the appropriate period of 2004, which as a result caused the net result for two quarters in the amount of PLN 17,041 thousand. .

Revenue and results of individual business segments of the Group have been presented in point 4.3 of this report.

Name of the company	3 months ended June 30, 2005	3 months ended June 30, 2004	% change - 2005 versus 2004	6 months ended June 30, 2005	6 months ended June 30, 2004	% change - 2005 versus 2004
Orbis S.A.						
Net revenues from sale of services	171 700	167 714	2,4%	281 865	283 332	-0,5%
Operating profit (loss) (EBIT)	54 110	35 411	52,8%	38 630	25 965	48,8%
Operating profit (loss) before depreciation (EBITDA)	69 478	54 284	28,0%	74 582	59 836	24,6%
Net profit (loss)	41 907	32 640	28,4%	23 445	24 539	-4,5%
Hekon - Hotele Ekonomiczne S.A.						
Net revenues from sale of services	28 111	25 461	10,4%	48 504	43 689	11,0%
Operating profit (loss) (EBIT)	11 780	9 056	30,1%	17 262	12 151	42,1%
Operating profit (loss) before depreciation (EBITDA)	14 278	11 750	21,5%	22 289	18 422	21,0%
Net profit (loss)	10 829	7 270	49,0%	13 788	9 707	42,0%
Grupa PBP Orbis						
Net revenues from sale of services	52 769	49 567	6,5%	77 603	70 349	10,3%
Operating profit (loss) (EBIT)	1 179	2 045	-42,3%	-2 741	-2 732	-9
Operating profit (loss) before depreciation (EBITDA)	1 872	2 841	-34,1%	-1 261	-1 197	-64
Net profit (loss)	1 591	2 206	-27,9%	-1 931	-2 327	-4 258
Grupa Orbis Transport						
Net revenues from sale of services	36 105	32 317	11,7%	69 447	55 101	26,0%
Operating profit (loss) (EBIT)	2 980	4 603	-35,3%	4 193	7 099	-40,9%
Operating profit (loss) before depreciation (EBITDA)	9 027	9 132	-1,1%	15 918	15 835	0,5%
Net profit (loss)	2 216	3 710	-40,3%	2 605	5 460	-52,3%
UAB Hekon*						
Net revenues from sale of services	3 362	1 619	107,7%	4 787	1 619	195,7%
Operating profit (loss) (EBIT)	242	-2 062	2 304	-1 058	-2 062	1 004
Operating profit (loss) before depreciation (EBITDA)	597	-1 753	-1 156	-349	-1 753	1 404
Net profit (loss)	468	-2 392	2 860	-875	-2 392	1 517

* Hotel Novotel Vilnius operates since April 1, 2004

4.2 Seasonality or cyclicality of operations

Annual sales of the Group are of seasonal nature. The prevailing part of sales is generated in the 3rd quarter of the year. The 2nd quarter of the year is a consecutive, second quarter in terms of share in sales, the 4th quarter is ranked as the third and the 1st quarter as the last one. The same sequence of share contributed by individual quarters of the year to annual sales is observed in all segments of operations.

The 2nd quarter of the year is usually a period in which the season for tourist services stars and develops, in all three months of that quarter demand for tourist services is higher, both on the part of business clients and tourists. In the current period sales revenues in all segments were significantly better than in the comparative periods in the previous years.

	Consolidated result		Hotels with restaurants		Tourism		Transport	
	Sales revenue	**Sales revenue - % share in annual revenue**	**Sales revenue**	**Sales revenue - % share in annual revenue**	**Sales revenue**	**Sales revenue - % share in annual revenue**	**Sales revenue**	**Sales revenue - % share in annual revenue**
II quarter 2003	229 491	24,8%	160 140	24,3%	45 454	27%	**23 897**	25,2%
III quarter 2003	380 616	41,1%	281 702	42,7%	69 664	41,0%	29 250	30,8%
IV quarter 2003	208 618	22,5%	154 821	23,5%	30 954	18,2%	22 843	24,1%
I quarter 2004	178 647	19,0%	134 939	19,9%	20 800	11,6%	22 908	18,9%
II quarter 2004	278 305	29,5%	196 216	29,0%	50 761	28,3%	31 328	25,8%
III quarter 2004	312 672	33,2%	197 149	29,1%	78 671	43,8%	36 852	30,4%
IV quarter 2004	205 324	21,8%	148 239	21,9%	29 200	16,3%	27 885	23,0%
I quarter 2005 *	193 332	39,5%	132 906	39,4%	24 836	32,0%	35 590	47,5%
II quarter 2005 *	296 352	60,5%	204 254	60,6%	52 777	68,0%	39 321	52,5%

* A share in semi-annual revenues

4.3 Segment revenues and segment result for business segments

Results per business segments

in PLN thousand	3 months ended June 30, 2005	3 months ended June 30, 2004	% change - 2005 versus 2004	3 months ended June 30, 2005	3 months ended June 30, 2004	% change - 2005 versus 2004	3 months ended June 30, 2005	3 months ended June 30, 2004	% change - 2005 versus 2004
	External sales			Sales to other segments			Total sales		
Hotels with restaurants	205 201	193 150	106,24%	9 709	5 285	183,71%	214 910	198 435	108,30%
Tourism	52 843	48 849	108,18%	746	3 216	23,20%	53 589	52 065	102,93%
Transport	43 189	26 329	164,04%	490	4 142	11,83%	43 679	30 471	143,35%
TOTAL	301 233	268 328	112,26%	10 945	12 643	86,57%	312 178	280 971	111,11%

in PLN thousand	6 months ended June 30, 2005	6 months ended June 30, 2004	% change - 2005 versus 2004	6 months ended June 30, 2005	6 months ended June 30, 2004	% change - 2005 versus 2004	6 months ended June 30, 2005	6 months ended June 30, 2004	% change - 2005 versus 2004
	External sales			Sales to other segments			Total sales		
Hotels with restaurants	337 653	320 761	105,27%	13 457	18 549	72,55%	351 110	339 310	103,48%
Tourism	77 283	69 145	111,77%	1 865	4 100	45,49%	79 148	73 245	108,06%
Transport	81 985	51 101	160,44%	964	4 142		82 949	55 243	150,15%
TOTAL	496 921	441 007	112,68%	16 286	26 791	60,79%	513 207	467 798	109,71%

in PLN thousand	3 months ended June 30, 2005	3 months ended June 30, 2004	% change - 2005 versus 2004	6 months ended June 30, 2005	6 months ended June 30, 2004	% change - 2005 versus 2004
	Profit/(loss) on continued operations			Profit/(loss) on continued operations		
Hotels with restaurants	77 390	50 835	152,24%	89 016	78 426	113,50%
Tourism	6 169	7 332	84,14%	7 095	6 900	102,83%
Transport	5 904	6 470	91,25%	9 822	10 786	91,06%
TOTAL	89 463	64 637	138,41%	105 933	96 112	110,22%

DETAILED RESULTS PER SEGMENT

Segment: Hotels with restaurants

BUSINESS SEGMENTS - financial result of the segment

in PLN thousand	3 months ended June 30, 2005	3 months ended June 30, 2004	% change - 2005 versus 2004	6 months ended June 30, 2005	6 months ended June 30, 2004	% change - 2005 versus 2004
Total revenue, of which:	**214 910**	**186 608**	115,17%	**351 110**	**339 310**	103,48%
Net sales revenue	204 254	184 389	110,77%	337 160	331 154	101,81%
Other operating income	10 656	2 219	480,22%	13 950	8 156	171,04%
Total expense, of which:	**137 567**	**135 773**	101,32%	**262 094**	**260 884**	100,46%
Cost of sales	115 336	118 934	96,97%	228 506	226 979	100,67%
Distribution costs	11 003	11 760	93,56%	19 293	20 544	93,91%
Other operating expenses	11 228	5 079	221,07%	14 295	13 361	106,99%
Operating profit (loss) - EBIT	**77 343**	**50 835**	152,15%	**89 016**	**78 426**	113,50%
EBIT margin (EBIT/Revenue)	35,99%	27,24%	132,11%	25,35%	23,11%	109,69%

Operating results of Orbis Group * in the second quarter 2005

	3 months ended June 30, 2005	3 months ended June 30, 2004	% change - 2005 versus 2004	6 months ended June 30, 2005	6 months ended June 30, 2004	% change - 2005 versus 2004
Occupancy rate	59,46%	53,87%	5,59	47,63%	44,00%	3,63
Average Daily Rate (ADR) in PLN	194,1	205,2	-5,41%	194,8	208,1	-6,39%
Revenue per Available Room (RevPAR) in PLN	115,4	110,5	4,43%	92,8	91,6	1,31%
Number of rooms sold	623 219	564 600	10,38%	992906	923332	7,54%
Number of rooms	11 517	11 517	0,00%	11517	11517	0,00%
% structure of rooms sold			change in % points			change in % points
Poles	31,71%	33,57%	-1,86	38,24%	40,25%	-2,01
Foreigners	68,29%	66,43%	1,86	61,76%	59,75%	2,01
Business clients	55,39%	53,26%	2,13	60,38%	58,81%	1,57
Tourist clients	45%	47%	-2,00	39,62%	41,19%	-1,57

* The table presents total results of hotels belonging to Orbis S.A. and Hekon-Hotele Ekonomiczne S.A.

In the 2nd quarter of 2005 the Orbis Group hotels reported a growth in the occupancy rate as a result of increase of demand for hotel services despite strong competition in particular cities in Poland, and in particular in Warsaw. It shall be noted that hotels belonging to the Group registered increase of sold rooms to foreigners and Poles by 13.5% and 4.3%, respectively. The significant increase of the number of room sold to foreigners was mainly caused by a growing number of tourist groups visiting Poland and increase of individual business. The Average Daily Rate (ADR) declined in the Group mainly due to significant appreciation of the Polish currency towards EUR and growing competition. 12 Orbis and Hekon hotels publish rates in EUR, moreover EUR is the trading currency applied in the segment of foreign incoming traffic handled in cooperation with foreign travel agencies and facilitated by all hotels in the Group. Revenue Per Available Room (RevPAR) grew by 4.44%. RevPar constitutes the ratio of occupancy rate and the average daily rate (ADR) for the period.

Operating results of Orbis S.A. in the second quarter 2005

	3 months ended June 30, 2005	3 months ended June 30, 2004	% change - 2005 versus 2004	6 months ended June 30, 2005	6 months ended June 30, 2004	% change - 2005 versus 2004
Occupancy rate	58,00%	52,70%	+5,2 pkt%	45,60%	42,60%	+3,0 pkt%
Average Daily Rate (ADR) in PLN	190,7	202,2	-5,70%	192,1	206,4	-6,90%
Average Daily Rate (ADR) in PLN - business segment	231,2	235,3	-1,80%	222,7	236,2	-5,70%
Average Daily Rate (ADR) in PLN - tourist segment	141,2	164,6	-14,20%	146,4	164,1	-10,80%
Revenue per Available Room (RevPAR) in PLN	110,5	106,6	3,70%	87,6	88	-0,40%
Number of rooms sold	527 597	480 152	9,90%	825 834	776 453	6,40%
Number of rooms	10 004	10 004	0%	10 004	10 004	0%
% structure of rooms sold			change in % points			change in % points
Poles	30,50%	32,40%	-1,9 pkt%	37,50%	39,10%	-1,6 pkt%
Foreigners	69,50%	67,60%	+1,9 pkt%	62,50%	60,90%	+1,6 pkt%
Business clients	55,00%	53,00%	+2,0 pkt %	60,30%	58,70%	+1,6 pkt%
Tourist clients	45%	47%	-2,0 pkt %	39,70%	41,30%	-1,6pkt%

In the 2nd quarter of 2005 Orbis S.A. hotels recorded increase of occupancy rate and decrease of Average Daily Rate (ADR) resulting in an increase of revenue per available room by 3.7%. The decrease of the Average Daily Rate was particularly significant in the tourist sector mainly due to appreciation of PLN to EUR. It was also caused by the fact that 8 hotels of the company are located in Warsaw characterized by the strongest competition in Poland. It shall be noted that 10 hotels belonging to Orbis S.A. publish their prices in EUR. Sales of rooms in Orbis S.A. hotels in the 2nd quarter of 2005 to foreigners and Poles grew by 12.9% and 3.5%, respectively.

Operating results of Hekon Hotele Ekonomiczne S.A. in the second quarter 2005

	3 months ended June 30, 2005	3 months ended June 30, 2004	% change - 2005 versus 2004	6 months ended June 30, 2005	6 months ended June 30, 2004	% change - 2005 versus 2004
Occupancy Rate	69,50%	61,30%	+8,1 pkt%	61,00%	53,30%	7,70%
Average Daily Rate (ADR) in PLN	213,1	222,2	-4,10%	208	217	-4,10%
Revenue Per Available Room (RevPAR) in PLN	148	136,3	8,60%	126,9	115,7	9,60%
Number of rooms sold	95 622	84 448	13,20%	167 072	146 879	13,70%
Number of rooms	1 513	1 513	0%	1 513	1 513	0%
% structure of rooms sold			change in % points			change in % points
Poles	38,41%	40,23%	-1,82	41,91%	46,36%	-4,45
Foreigners	61,59%	59,77%	1,82	58,09%	53,64%	4,45
Business clients	57,51%	54,77%	2,74	60,80%	59,40%	1,4
Tourists	42,49%	45,23%	-2,74	39,20%	40,60%	-1,4

In the 2nd quarter of 2005 Hekon hotels recorded increase of occupancy rate and decrease of Average Daily Rate (ADR). The hotels also identified the improvement of RevPAR by 8.5% in comparison with the 2nd quarter of 2004.

Operating results of UAB Hekon for the 2nd quarter of 2005. UAB Hekon operates Novotel Vilnius hotel in Vilnium, Lithuania. It is the first hotel belonging to Orbis and located outside Poland. It was opened on April 1, 2004. In the 2nd quarter of 2005 the hotel recorded occupancy rate of 65.3%, i.e., increase by 34.9 % pt. in comparison with the 2nd quarter of 2004. The Average Daily Rate (ADR) amounted to LTL 238.8 (increase by 6.6% in comparison with the 2nd quarter of 2004). RevRAR of the hotel grew by 129.1% and amounted to LTL 155.9. Most of the hotel guests were foreigners that accounted for 97% of guests in the 2nd quarter of 2005. Almost 67% of rooms during that periods were sold to business clients.

Segment operating result per hotel brands

BRAND	3 months ended June 30, 2005	3 months ended June 30, 2004	% change - 2005 versus 2004	6 months ended June 30, 2005	6 months ended June 30, 2004	% change - 2005 versus 2004
Sofitel						
Occupancy rate	63,40%	57,90%	+5,5 pkt.%	51,00%	49,20%	+1,8 pkt.%
Average Daily Rate (ADR) in PLN	340,4	397,5	-14,4%	334,0	387,7	-13,9%
Revenue per Available Room (RevPAR) in PLN	215,9	230,2	-6,2%	170,2	190,7	-10,8%
Number of rooms sold	19 682,0	17 971,0	+9,5%	31 458,0	30 534,0	+3,0%
Number of rooms	341,0	341,0	0%	341,0	341,0	0%
Novotel						
Occupancy rate	61,00%	49,80%	+11,2 pkt.%	46,90%	40,70%	+6,2pkt.%
Average Daily Rate (ADR) in PLN	220,2	239,5	-8,0%	220,8	244,0	-9,5%
Revenue per Available Room (RevPAR) in PLN	134,3	119,2	+12,7%	103,5	99,3	+4,3%
Number of rooms sold	181 675,0	148 217,0	+22,6%	277 601,0	236 402,0	+17,4%
Number of rooms	3 273,0	3 273,0	0%	3 273,0	3 273,0	0%
Mercure						
Occupancy rate	61,50%	58,40%	+3,1 pkt.%	51,00%	47,70%	+3,3 pkt.%
Average Daily Rate (ADR) in PLN	210,4	208,6	+0,9%	217,3	218,5	-0,5%
Revenue per Available Room (RevPAR) in PLN	129,4	121,8	+6,3%	110,8	104,2	+6,3%
Number of rooms sold	99 783,0	94 792,0	+5,3%	164 567,0	154 932,0	+6,2%
Number of rooms	1 783,0	1 559,0	+14,3%	1 783,0	1 559,0	+14,3%
Orbis Hotels						
Occupancy rate	55,80%	52,70%	+3,1 pkt.%	44,00%	42,10%	+1,9 pkt%
Average Daily Rate (ADR) in PLN	163,0	171,8	-5,1%	161,1	171,4	-6,0%
Revenue per Available Room (RevPAR) in PLN	91,0	90,5	+0,5%	70,8	72,2	-1,9%
Number of rooms sold	257 960,0	243 526,0	+5,9%	404 294,0	389 641,0	+3,8%
Number of rooms	5 080,0	5 304,0	-4,2%	5 080,0	5 304,0	-4,2%
Ibis Hotels						
Occupancy rate	67,40%	59,10%	+8,3 pkt.%	59,00%	53,30%	+5,8 pkt.%
Average Daily Rate (ADR) in PLN	189,2	197,8	-4,3%	190,5	199,2	-4,4%
Revenue per Available Room (RevPAR) in PLN	127,6	116,9	+9,1%	112,5	106,1	+6,0%
Number of rooms sold	73 562,0	64 487,0	+14,1%	128 130,0	116 216,0	+10,3%
Number of rooms	1 199,0	1 199,0	0%	1 199,0	1 199,0	0%
Hotels of medium and higher standard (Sofitel, Novotel, Mercure, Orbis Hotels)						
Occupancy rate	58,60%	52,90%	+5,7 pkt.%	46,30%	42,90%	+3,4%
Average Daily Rate (ADR) in PLN	196,3	206,6	-5,0%	196,7	209,7	-6,2%
Revenue per Available Room (RevPAR) in PLN	115,1	109,3	+5,3%	91,1	89,9	+1,3%
Number of rooms sold	559 100,0	504 509,0	+10,8%	877 920,0	811 509,0	+8,2%
Number of rooms	10 477,0	10 477,0	0%	10 477,0	10 477,0	0%
Hotels of economy standard (Ibis)						
Occupancy rate	67,40%	59,10%	+8,3 pkt.%	59,00%	53,30%	+5,8 pkt.%
Average Daily Rate (ADR) in PLN	189,2	197,8	-4,3%	190,5	199,2	-4,4%
Revenue per Available Room (RevPAR) in PLN	127,6	116,9	+9,1%	112,5	106,1	+6,0%
Number of rooms sold	73 562,0	64 487,0	+14,1%	128 130,0	116 216,0	+10,3%
Number of rooms	1 199,0	1 199,0	0%	1 199,0	1 199,0	0%

All hotels of particular hotel brands recorded increase of the occupancy rate in the 2nd quarter of 2005. The biggest occupancy rate was reported by Novotel due to improved sales results of these hotels in a number of cities. Decrease of the Average Daily Rate (ADR) was caused by appreciation of PLN to EUR. It has an impact on results of all brands with the exception of Mercure hotels since only 1 out of 10 Mercure hotels publishes prices in EUR. All Sofitel hotels and 8 out of 13 Novotel hotels held by Orbis Group publish prices in EUR. Therefore the Average

Daily Rate reported by these brands indicated significant decreases. All brands with the exception of Softitel indicated increase of Revenue Per Apartment Rate (RevPAR). RevPAR is a product of occupancy rate and the Average Daily Rate (ADR) during a particular period.

Segment: Tourism

BUSINESS SEGMENTS - financial result of the segment

in PLN thousand	3 months ended June 30, 2005	3 months ended June 30, 2004	% change - 2005 versus 2004	6 months ended June 30, 2005	6 months ended June 30, 2004	% change - 2005 versus 2004
Total revenue, of which:	**53 589**	**52 065**	102,93%	**79 148**	**73 245**	108,06%
Net sales revenue	52 777	50 761	103,97%	77 613	71 561	108,46%
Other operating income	812	1 304	62,27%	1 535	1 684	91,15%
Total expense, of which:	**47 420**	**44 733**	106,01%	**72 053**	**66 345**	108,60%
Cost of sales	44 319	43 017	103,03%	67 199	63 220	106,29%
Distribution costs	2 510	1 400	179,29%	4 024	2 658	151,39%
Other operating expenses	591	316	187,03%	830	467	177,73%
Operating profit (loss) - EBIT	**6 169**	**7 332**	84,14%	**7 095**	**6 900**	102,83%

Segment: Transport

BUSINESS SEGMENTS - financial result of the segment

in PLN thousand	3 months ended June 30, 2005	3 months ended June 30, 2004	% change - 2005 versus 2004	6 months ended June 30, 2005	6 months ended June 30, 2004	% change - 2005 versus 2004
Total revenue, of which:	**43 679**	**30 471**	143,35%	**82 949**	**55 243**	150,15%
Net sales revenue	39 321	28 213	139,37%	74 911	51 121	146,54%
Other operating income	4 358	2 258	193,00%	8 038	4 122	195,00%
Total expense, of which:	**37 775**	**24 001**	157,39%	**73 127**	**44 457**	164,49%
Cost of sales	36 887	22 172	166,37%	70 955	42 076	168,64%
Distribution costs	314	0	-	595	105	566,67%
Other operating expenses	574	1 829	31,38%	1 577	2 276	69,29%
Operating profit (loss) - EBIT	**5 904**	**6 470**	91,25%	**9 822**	**10 786**	91,06%

5. BALANCE SHEET OF THE GROUP

In PLN thousand	As at June 30, 2005	As at March 31, 2005	% change in 3 months ended June 30, 2005	As at Dec 31, 2004	% change in 6 months ended June 30, 2005	As at June 30, 2004	% change in 12 months ended June 30, 2005
Fixed assets	1 962 692	1 966 296	99,82%	1 976 368	99,31%	1 991 988	98,53%
% share in balance sheet total	87,76%	90,95%		91,31%		90,93%	
Current assets	273 646	195 723	139,81%	188 207	145,40%	198 656	137,75%
% share in balance sheet total	12,24%	9,05%		8,69%		9,07%	
TOTAL ASSETS	**2 236 338**	**2 162 019**	**103,44%**	**2 164 575**	**103,32%**	**2 190 644**	**102,09%**
Shareholders' equity	1 586 881	1 565 884	101,34%	1 587 092	99,99%	1 538 189	103,17%
% share in balance sheet total	70,96%	72,43%		73,32%		70,22%	
Minority interests	703	756	92,99%	975	72,10%	10 205	6,89%
% share in balance sheet total	0,03%	0,03%		0,05%		0,47%	
Long term liabilities and provisions	423 651	424 531	99,79%	413 010	102,58%	457 714	92,56%
- of which: interest bearing borrowings	279 911	285 438	98,06%	277 298	100,94%	332 045	84,30%
% share in balance sheet total	18,94%	19,64%		19,08%		20,89%	
Short term liabilities and provisions	225 103	170 848	131,76%	163 498	137,68%	184 536	121,98%
- of which: interest bearing borrowings	3 103	4 052	76,58%	3 355	92,49%	5 950	52,15%
% share in balance sheet total	10,07%	7,90%		7,55%		8,42%	
TOTAL EQUITY AND LIABILITIES	**2 236 338**	**2 162 019**	**103,44%**	**2 164 575**	**103,32%**	**2 190 644**	**102,09%**
Debt/total capital employed ratio	17,83%	18,49%		17,68%		21,97%	
Debt ratio (total liabilities/total assets ratio)	29,01%	27,54%		26,63%		29,32%	

5.1 Fixed assets

Tangible fixed assets, i.e., hotel buildings, property, structures, perpetual usufruct rights, constitute over 88% of fixed assets. Changes of balance sheet of the parent entity have major impact on value of the group's assets. A decline in fixed assets results predominantly from the scheduled depreciation of tangible and intangible fixed assets. Purchase of tangible fixed assets mainly related to modernization of hotels and sales of tangible assets, including the title to perpetual usufruct of land, also had impact on this balance sheet item.

5.2 Current assets

The change in current assets as at the end of the 2nd quarter of 2005 is predominantly attributable to financial assets assessed at fair value via profit and loss account (27%), trade receivables (24%) and other short-term receivables (21%). The item of financial assets assessed at fair value via profit and loss account mainly consists of tradable securities purchased by the parent company, but also by PBP Orbis. Investing bigger amounts of cash in securities caused the most significant increase of this item in comparison with the 2nd quarter of 2004.

5.3 Long term liabilities and provisions

Interest bearing borrowings had the dominant impact on the item of non-current liabilities and provisions. Since the biggest loan of Orbis S.A. is denominated in EUR, its assessment has a major impact on quarterly variation of the item of non-current liabilities and provisions. Other non-current liabilities include assessment of SWAP transactions hedging EUR loan foreign exchange risk and liabilities of Orbis Transport related to acquisition of privatized transport companies. The item of provisions for liabilities significantly decreased in comparison with the 2nd quarter of 2004 due to dissolution in the 4th quarter of 2004 of the provision on liabilities payable to Warimpex Leasing AG that was dissolved by the parent unit. Changes were also recorded in the amount of provisions for retirement benefits and alike, and provisions on deferred income tax due to setting of new provisions.

5.4 Short term liabilities and provisions

Other liabilities went up since the end of the 2nd quarter of 2004 and in comparison with the amount as at the end of the 1st quarter of 2005. This item includes liabilities from the distribution of profit, where at present is disclosed a liability of Orbis S.A. to pay a dividend from the net profit of 2004, taxes, custom duties, social security services etc, remunerations liabilities, special funds and short term accruals. In comparison to the same period of 2004 also provisions for liabilities grew as a result of setting by Orbis S.A. in the 4th quarter of 2004 a provision covering all risks related to the dispute concerning Hotel Europejski and in the current quarter a provision for restructuring 4 hotels deemed for liquidation: hotel Solec in Warsaw, hotel Tranzyt in Częstochowa, hotel Reda in Szczecin and hotel Wanda in Cracow.

5.5 Liabilities under interest bearing borrowings

Creditor	Amount of credit/loan repayable as at the balance sheet date		Current liabilities	Non-current liabilities	
	zł	waluta EUR		repayable within 1-3 years	repayable within more than 3 years
BWE-24/ORB	1 661		694	967	
Banks' syndicate	197 043	48 772	526	196 517	
Loan from Accor (within the framework of acquisition of the HEKON company)	56 652	14 023	1 196	55 456	
Kredyt Bank Ciechanów	3 904		3 009	895	
Kredyt Bank Ciechanów	26 076			26 076	
RAZEM :	285 336	62 795	5 425	279 911	0,00

5.6 Characteristics of changes in estimates of amounts

Titles for major changes	As at June 30, 2005	As at March 31, 2005	% change in 3 months ended June 30, 2005	As at Dec 31, 2004	% change in 6 months ended June 30, 2005
DEFERRED TAX PROVISION AND ASSETS					
1. Provision for deferred tax	66 388	65 615	101,18%	65 988	100,61%
2. Deferred tax assets	82 336	81 436	101,11%	79 162	104,01%
PROVISIONS FOR LIABILITIES					
1. Provision for jubilee awards and retirement benefits	45 005	42 919	104,86%	42 530	105,82%
- setting up	3 968	1 173	338,28%	10 924	36,32%
- use	-1 870	-1 173	159,42%	-6 412	29,16%
- release	0	0		-1 178	0,00%
2. Provision for liabilities arising from litigation	35 103	34 637	101,35%	34 782	100,92%
- setting up	1 702	521	326,68%	29 822	5,71%
- use				0	
- release				-307	0,00%
3. Provision for restructuring costs	8 273	2 970	278,55%	2 970	278,55%
- setting up	5 303			2 970	178,55%
- use				0	
- release				0	
WRITE-DOWNS OF ASSETS					
1. for impairment of non-current financial assets	6 470	6 470	100,00%	6 470	100,00%
- setting up				2 011	0,00%
- liquidation				0	
- reversal				0	
2. for impairment of property, plant and equipment	4 774	4 774	100,00%	4 756	100,38%
- setting up	18	18	100,00%	4 636	0,39%
- use				11 942	0,00%
- reversal					

5.7 Contingent assets and liabilities, including sureties for credits and loans or furnishing of a guarantee in the group

In the 2nd quarter of 2005 no changes in contingent assets and liabilities have been reported. As at June 30, 2005 they are as follows:

Contingent liabilities

Title	Transferee	Bedtor/nature of relationships	Validity period	Amount as at the balance sheet date	Change in amount in 3 months ended June 30, 2005	Financial terms and other remarks
		Granted by Orbis S.A.				
Surety for liabilities of the company "Orbis Casino" Sp. z o.o. against the bank under a loan agreement	BPH PBK S.A. z with its corporate seat in Cracow	Orbis Casino Sp. z o.o., associated company	30.12.2006	1 500 000		
Surety for liabilities of the company "O	BPH PBK S.A. z with its corporate seat in Cracow	Orbis Casino Sp. z o.o., associated company	13.04.2007	1 959 589		
		Granted by PBP Orbis Sp. z o.o.				
Bank guarantee	PP Porty Lotnicze ul.Żwirki i Wigury 1 00-906 W-wa		18/10/2005	6 240		
Bank guarantee	Blue City Sp. z o.o.		31/03/2009	9 247		
Bill of exchange	Kredyt Bank S.A. O/Ciechanów		2009	5 700 000		
Bill of exchange	Polski Express Sp. z o.o. w Warszawie			100 000		
		Furnished by Hekon Hotele Ekonomiczne S.A.				
Guarantee for repayment of Tranche A of EUR 10,000,000 loan	Banks' syndicate headed by Credit Lyonnais	ORBIS SA		40 401 000		The change was due to the foreign exchange rate as at the evaluation date. Exchange rate as at March 31, 2005: 4.0837.
			TOTAL:	49 676 076	0	
		Including a guarantee for credit/loan or furnishintg of a guarantee within Orbis group		43 860 589	0	

6. CASH FLOWS IN THE ORBIS GROUP

in PLN thousand	3 months ended June 30, 2005	3 months ended June 30, 2004	% change - 2005 versus 2004	6 months ended June 30, 2005	6 months ended June 30, 2004	% change - 2005 versus 2004
Cash flows from operating activities	78 463	78 391	100,09%	82 481	78 791	104,68%
Cash flows from investing activities	(38 443)	(45 959)	83,65%	(45 114)	(61 477)	73,38%
Cash flows from financing activities	(23 596)	(2 985)	790,49%	(23 192)	487	-4762,22%
Total net cash flows	**16 424**	**29 447**	55,77%	**14 175**	**17 801**	79,63%
Cash and cash equivalents at the end of period	56 763	68 279	83,13%	56 763	68 279	83,13%

6.1 Operating activities

In the 2nd quarter of 2005 the Group generated profit before tax amounting to PLN 47,867 thousand resulting in positive cash flows from operating activities, which became a main factor affecting a positive cash flows from operations. The biggest profit adjustments were caused by depreciation, changes of short term liabilities and current receivables.

6.2 Investing activities

Most important items, both as regards revenue and expenditure, relate to investments in securities. Moreover, the company incurred expenditure for the purchase of property, plant and equipment related to modernization of hotels and purchase of cars and coaches, and repayment of liabilities of Orbis Transport related to purchase of privatized transport companies.

6.3 Financing activities

Cash flows from financing activities in the current period were in principle a result of incurring credits, mainly by PBP Orbis. Concurrently, an important part of financial spending concerns repayment of credits and loans and interests on them.

7. STATEMENT OF CHANGES IN THE SHAREHOLDERS' EQUITY OF THE GROUP AND PAID DIVIDENDS

in PLN thousand	6 months ended June 30, 2005	3 months ended June 30, 2005	% change in 3 months ended June 30, 2005	12 months ended Dec 31, 2004	% change in 6 months ended June 30, 2005	6 months ended June 30, 2004	% change - 2005 versus 2004
Share capital	92 154	92 154	100,00%	92 154	100,00%	92 154	100,00%
Reserves	133 411	133 411	100,00%	133 411	100,00%	133 385	100,02%
Other capitals	-642	-646	99,38%	-648	99,07%	-169	379,88%
Retained earnings	1 361 958	1 340 965	101,57%	1 362 175	99,98%	1 312 819	103,74%
Shareholders' equity attributable to shareholders of the parent	**1 586 881**	**1 565 884**	**101,34%**	**1 587 092**	**99,99%**	**1 538 189**	**103,17%**

Reserve capital is created from the amounts derived from the sale of shares of Orbis S.A. above their nominal value and revaluation investments. During the current quarter the capital did not change, and its increase in comparison with the amount as at the end of the 2nd quarter of 2004 was related to evaluation of long-term investments in works of art.

Other reserve capitals comprise of exchange rate differences on consolidation of the company UAB Hekon.

Change in the amount of retained earnings in the 2nd quarter 2005 results predominantly from the posting of net profit for the current fiscal period amounting to PLN 36,716 thousand and from dedicating PLN 15,666 thousand for payment of dividends from net profit for 2004 by Orbis S.A..

Dividends:

- Orbis S.A. – dividend in the amount of PLN 15,666 thousand for the Company's shareholders, due based on the resolution of the Annual General Meeting of Orbis S.A. shareholders held on June 10, 2005. The dividend date shall be July 20, 2005.The dividend shall be paid out on August 9, 2005.
- Hekon S.A. – dividend in the gross amount of PLN 19,802 payable to Orbis S.A. in accordance with the resolution of the 4th Ordinary General Meeting of the Company held on June 22, 2005 was credited on the bank account of Orbis S.A. on July 14, 2005;
- Orbis Casino Sp. z o.o. – dividend in the gross amount of PLN 700 payable to Orbis S.A. under the resolution no. 6/2005 of the General Meeting of the Company held on June 8, 2005 shall be paid within three months from the date of the resolution on distribution of profits, as decided by the Management Board of the Company, i.e., not later than on September 8, 2005.

8. IMPACT OF NON-RECURRING AND ONE-OFF EVENTS

8.1. "Pro forma" results from continuing operations

In the 2nd quarter of 2005 the following non-recurring and one-off events took place:

1. setting up a restructuring provision for 4 hotels which are earmarked for liquidation in the amount of PLN 5,303 thousand,
2. writing off the value of a technical documentation project in hotel Grand in Sopot in the amount of PLN 2,016 thousand (concerns 2004),
3. provision for employment restructuring in hotel Europejski in the amount of PLN 2,205 thousand (concerns 2004),
4. cost of financial transactions SWAP and their valuation.

"Pro forma" results on continuing operations, determined in accordance with the uniform criteria excluding the effects of the above mentioned events, are as follows:

in PLN thousand	3 months ended June 30, 2005	3 months ended June 30, 2004	% change - 2005 versus 2004	6 months ended June 30, 2005	6 months ended June 30, 2004	% change - 2005 versus 2004
Net profit (loss) on all operations	36 716	31 379	117,01%	17 041	18 714	91,06%
1. setting up a provision for 4 hotels	5 303			5 303		
2. write off the value of a technical documentation project		2 016			2 016	
3. provision for employment restructuring in hotel Europejski		2 025			2 025	
4. costs of financial instrument SWAP	3 653	1 704		5 357	1 704	
"Pro forma" net profit (loss) from continuing operations	45 672	37 124	123,03%	27 701	24 459	113,25%

The elimination of the impact of the above mentioned events on the balance sheet items is presented in the table below:

In PLN thousand	As at June 30, 2005	As at March 31, 2005	% change in 3 months ended June 30, 2005	As at June 30, 2004	% change in 12 months ended June 30, 2005
TOTAL ASSETS	2 236 338	2 162 019	103,44%	2 190 644	102,09%
Non-current assets				2 016	
Current assets	4 374				
TOTAL ASSETS pro forma	2 240 712	2 162 019	103,64%	2 192 660	102,19%
TOTAL EQUITY AND LIABILITIES	2 236 338	2 162 019	103,44%	2 190 644	102,09%
Shareholders' equity	8 694			2 337	
Minority interest					
Non-current liabilities and provisions	983			1 704	
Current liabilities and provisions	-5 303			-2 025	
TOTAL EQUITY AND LIABILITIES pro forma	2 240 712	2 162 019	103,64%	2 192 660	102,19%

8.2 Impact of consolidation/exclusion from consolidation of related parties

In the period covered by the financial statement a change has occurred in the list of companies subject to consolidation. In total assets as at June 30, 2005 are included PKS Tarnobrzeg and PKS Gdańsk, in total assets as at December 31, 2004 is included only PKS Tarnobrzeg, while in the second quarter 2004 those companies were not included in consolidation.

Elimination of those changes is presented in the chart below:

In PLN thousand	As at June 30, 2005	As at March 31, 2005	% change in 3 months ended June 30, 2005	As at Dec 31, 2004	% change in 6 months ended June 30, 2005	As at June 30, 2004	% change in 12 months ended June 30, 2005
TOTAL ASSETS	2 236 338	2 162 019	103,44%	2 164 575	103,32%	2 190 644	102,09%
Non-current assets	-7 053	-12 007		-3 396			
Current assets	-3 678	-4 772		-3 124			
TOTAL ASSETS pro forma	2 225 607	2 145 240	103,75%	2 158 055	103,13%	2 190 644	101,60%
TOTAL EQUITY AND LIABILITIES	2 236 338	2 162 019	103,44%	2 164 575	103,32%	2 190 644	102,09%
Shareholders' equity	2 232	1 595		1 159			
Minority interest							
Non-current liabilities and provisions	-7 077	-5 592		-3 459			
Current liabilities and provisions	-5 886	-12 782		-4 220			
TOTAL EQUITY AND LIABILITIES pro forma	2 225 607	2 145 240	103,75%	2 158 055	103,13%	2 190 644	101,60%

9. ISSUANCES, REPURCHASES AND REPAYMENTS OF DEBT AND EQUITY SECURITIES

No issuances, repurchases and repayments of debt and equity securities occurred in the period covered by these financial statements.

10. TRANSACTIONS WITH RELATED PARTIES

List of exclusions related to the group consolidation (applicable to parent, only):

As at June 30, 2005	Orbis S.A.	Hekon S.A.	PBP Orbis Sp. z o.o.	Orbis Transport Sp. z o.o.	UAB Hekon	Razem wyłączenia
Intra-group transactions						
Receivables	55 188	117 641	229	145		173 203
Liabilities	110 849	21 044	3 451	30 801	7 058	173 203
Expenses	4 405	1 149	10 006	4 065	232	19 857
Revenues	13 076	3 952	1 865	964		19 857

11. CHANGES IN ACCOUNTING POLICIES

11.1 Accounting policies of the Group

The condensed interim consolidated financial statements of the Capital Group Orbis for the 1st quarter of 2005 present all accounting principles applicable in the Group since January 1, 2005.

11.2 Achievement of comparability of balance sheet and income statement data concerning the Group

Financial statements for 2005 are for the first time prepared in accordance with IFRS. The following data have to be disclosed during the year in which IFRS standards were applied for the first time. Consolidated financial statements for the year ended December 31, 2004 was the last financial statement prepared in accordance with the Accounting Law. Therefore it is deemed that the Group has applied IFRS since January 1, 2004.

On February 10, 2005 the Extraordinary General Meeting of Orbis S.A. was held. It passed the resolution on preparation of financial statements of Orbis S.A. in accordance with International Accounting Standards (IAS) from January 1, 2005.

Presentation of transition of the previous periods to the principles complying with the IFRS is disclosed in the condensed interim consolidate financial statement of Capital Group as at March 30, 2005.

12.2.2. Reconciliation of balance sheet as at March 31, 2004

Assets		Polish Accounting Act	Effect of transition to IFRS	IFRS
Fixed assets		1 622 393	369 595	1 991 988
Property, plant and equipment	1	1 458 637	332 798	1 791 435
Intangible assets, of which:	2	115 270	-3 404	111 866
- goodwill		106 721	531	107 252
Interests in subsidiaries, affiliates and associated companies		3 702		3 702
Available-for-sale financial assets		2 680		2 680
Other financial assets		8 501		8 501
Investment property	3	14 074	-14 074	0
Other long-term investments		601		601
Deferred tax assets	5	18 928	54 275	73 203
Current assets		**201 814**	**-3 158**	**198 656**
Inventories		14 025		14 025
Trade receivables		67 598		67 598
Income tax receivables		3 182		3 182
Other short-term receivables		45 504		45 504
Other short-term investments	4	3 226	-3 158	68
Financial assets held for trading		68 279		68 279
Cash and cash equivalents		1 824 207	366 437	2 190 644
Total assets		**Polish Accounting Act**	**Effect of transition to IFRS**	**IFRS**
Equity and liabilities Shareholders' equity		1 220 940	317 249	1 538 189
Share capital		92 154		92 154
Reserve capitals		133 385		133 385
Other reserve capitals		-169		-169
Retained earnings	6	995 570	317 249	1 312 819
Minority interests	7	**10 218**	**-13**	**10 205**
Non-current liabilities		**407 808**	**49 906**	**457 714**
Interest bearing borrowings		332 045		332 045
Deferred tax	9	16 848	49 906	66 754
Other non-current liabilities		5 066		5 066
Provision for retirement benefit and alike		33 020		33 020
Provisions for liabilities		20 829		20 829
Current liabilities		**185 241**	-705	**184 536**
Current portion of interest bearing borrowings		5 950		5 950
Trade payables		61 104		61 104
Income tax liabilities		0		0
Other current liabilities		104 344		104 344
Provision for retirement benefit and alike		5 596		5 596
Provisions for liabilities	8	8 247	-705	7 542
Total equity and liabilities		1 824 207	366 437	2 190 644

Additional information pertaining to reconciliation of balance sheet as at March 31, 2004.

1. Adjustments related to property, plant and equipment are presented below:

Revaluations for hyperinflation	248 977
Derecognition of borrowing costs	-10 025
Impairment of assets	-273 901
Revaluation of non-current assets to the fair value	360 512
Amortization of titles to perpetual usufruct of land	-9 432
Reclassification of assets from short-term investments	18 555
Reversal of depreciation of assets reclassified from short-term investments	-1 888
TOTAL	**332 798**

2. Adjustments of intangible assets are presented in the table below:

Adjustment of initial fee for affiliation with a hotel brand	-3 935
Adjustment of positive goodwill	2 704
Write-down of goodwill in PBP	-2 173
TOTAL	**-3 404**

3. It was decided, that real estate and the titles to perpetual usufruct of land presented so far as investment property do not satisfy the criteria of IAS 40 and IFRS 5, consequently they were reclassified from short term investments to fixed assets and depreciated.

4. Reclassification of fixed assets which do not satisfy the criteria of IAS 40 from short term investments to fixed assets. At the same time, an impairment of real estate so far reported as short term investments was reversed, as it became baseless since real property was posted under fixed assets and depreciation on real property was calculated.

5. The above adjustments increased deferred tax assets in the following manner:

Derecognition of borrowing costs	1 905
Impairment loss on non-current assets	52 041
Reversal of measurement of short-term investments	-251
Initial fee for affiliation with a hotel brand	581
TOTAL	**54 275**

6. Adjustments related to retained earnings are presented below:

Revaluations for hyperinflation	248 977
Derecognition of borrowing costs	-10 025
Impairment of assets	-273 901
Revaluation of non-current assets to the fair value	360 512
Amortization of titles to perpetual usufruct of land	-9 419
Reversal of depreciation of assets reclassified from short-term investments	-1 888
Reversal of an impairment loss on inverstments	1 323
Initial fee for affiliation with a hotel brand	-3 063
Depreciation of positive goodwill	2 704
Write-down of goodwill in PBP Orbis	-2 173
Tax effects of above changes	4 202
TOTAL	**317 249**

7. Adjustment of minority interest brought about by the calculation of amortization on titles to perpetual usufruct of land.

8. Adjustment of short-term provisions for liabilities arising from a change in recognition of initial fees for affiliation with a hotel network.

9. The above adjustments increased deferred tax liabilities in a following manner:

Effects of revaluations for hyperinflation	53 103
Revaluation of non-current assets to the fair value and change of presentation of investments	-1 702
Reversal of a temporary difference on depreciation of short-term investments	-1 329
Initial fee for affiliation with a hotel brand	-167
TOTAL	**49 906**

Reconciliation of financial result for the 1st quarter 2004

		Polish Accounting Act	Effect of transition to IFRS	IFRS
Net revenue from the sale of services		436 089		436 089
Net revenue from the sale of other products, merchandise and raw materials		3 574		3 574
Cost of sales	1	310 604	7 929	318 533
Gross profit (loss) on sales		**129 059**	**7 929**	**121 130**
Other operating income	2	11 471	-5 079	6 392
Distribution costs		23 170		23 170
Administrative expenses		68 768		68 768
Other operating expenses	3	15 896	-282	15 614
Profit (loss) from operating activities		**32 696**	**2 568**	**19 970**
Profit (loss) on the sale of all or part of interest in subsidiaries, affiliates and associated companies		0		0
Finance cost	5	20 205	1 366	21 571
Other financial income	4	19 972	-2 704	17 268
Share in net profits (losses) of subsidiaries, affiliates and associated companies		813		813
Profit (loss) before tax		**33 742**	**3 934**	**25 086**
Income tax	6	7 102	-730	6 372
Net profit (loss) from continuing operations		**26 640**	**3 204**	**18 714**
Discontinued operations				0
Loss from discontinued operations				0
Net profit (loss) for the financial year		**26 640**	**3 204**	**18 714**
of:				0
Shareholders of the controlling company		26 500		18 574
Minority shareholders		140		140

1. Adjustments of costs of sales are presented below:

Impact of hyperinflation on non-current assets components	5 329
Initial fee for affiliation with a hotel brand	-151
Amortization of titles to perpetual usufruct of land	2 663
Reversal of depreciation of assets reclassified from short-term investments	88
TOTAL	**7 929**

2. Adjustment in connection with the sale of titles to perpetual usufruct of land revalued to the fair value.

3. Adjustment following from the revaluation of land to the fair value.

Revaluation of land to the fair value	28
Reversal of amortization of goodwill in PBP	-310
TOTAL	**-282**

4. Adjustment related to amortization of positive goodwill of Hekon.

5. Adjustment related to changed approach to recognition of borrowing costs.

6. Adjustments 1 – 4 result in a decrease in deferred tax expense by PLN 730 thousand.

12. EVENTS AFTER THE BALANCE SHEET DATE

No major events having significant impact on presented results in the 2nd quarter of 2005 and not included in the current financial statements have occurred.

Implementation of a new "Orbis" logo consisting of modern, dynamic lettering characters was accepted as part of the strategy of development of Orbis S.A. The new logo constituting the foundation for development of a consistent image of Orbis- Orbis Travel – Orbis Transport, was filed with the Polish Patent Authority and with Alicante in order to ensure legal protection in the European Union.

13. SHAREHOLDERS

Share capital of Orbis S.A. as at August 12, 2005 amounted to PLN 92,154,016.00, i.e., 46,077,008 shares of the nominal value of PLN 2,00 each. Shareholders holding directly or indirectly via subsidiaries at least 5% of GM voting rights, as at August 12, 2005, in accordance with Article 147 of the law on public trading in securities:

Shareholder	Number of shares held as at August 12, 2005 (no. of votes at the GM)	Percentage share in share capital as at August 12, 2005 (% share in the no. of total no. of votes at the GM)	Change in the ownership structure of major blocks of shares in the period May 16, 2005 - August 12, 2005 (since the submission of last interim financial statement)
Accor S.A.	16 394 151	35,58%	-
ING Nationale Nederlanden Polska Otwarty Fundusz Emerytalny	2 715 009	5,89%	-
Commercial Union OFE BPH CU WBK	2 338 652	5,08%	-
Globe Trade Centre S.A.	2 303 853	5,00%	-

14. CHANGES IN THE HOLDING OF ISSUER'S SHARES BY MANAGING AND SUPERVISING PERSONS IN THE PERIOD SINCE THE LAST QUARTERLY REPORT

No changes of number of shares of Orbis S.A. held by members of governing bodies of the Company took place since the last quarterly report.

As at August 12, 2005, members of the Management Board held the following shares in Orbis S.A.:

1. Jean Philippe Savoye — President of the Management Board holds 5 000 shares of Orbis S.A.
2. Krzysztof Andrzej Gerula — The first Vice-President of the Management Board holds 2 607 shares of Orbis S.A.
3. Andrzej Bobola Szułdrzyński — Vice-President of the Management Board holds 513 shares of Orbis S.A.
4. Ireneusz Andrzej Węgłowski — Vice-President of the Management Board holds 3 000 shares of Orbis S.A.
5. Yannick Yvon Rouvrais — Member of the Management Board does not hold any shares of Obirs S.A.
6. Jolanta Wojciechowska de Cacqueray Valmenier — Member of the Management Board (since June 10, 2005) does not hold any shares of Obirs S.A.

15. LITIGATION PENDING BEFORE COURTS, ARBITRATION OR PUBLIC ADMINISTRATION BODIES

Subject matter of litigation	Value of object at dispute	Date on which litigation was initiated	Parties to the initiated litigation	Position of the Comapny
Litigation concerning receivables with the value of at least 10% of equity				
Release of real property located in Warsaw, at 13, Krakowskie Przedmieścіe street, along with the building of the Europejski Hotel erected thereon	90 000	14.04.2003	Plaintiff: Hotel Europejski S.A. in Warsaw; Defendant: Orbis S.A.	The Company did not admit the claim and filed a motion for rejection of the claim. By a decision dated May 7, 2004, the court suspended the proceedings. On April 6, 2005, the Management Board of Orbis S.A. made a decision to release the real property along with the building erected thereon to the company HE SA by August 31, 2005, which in the case of reopening of the suspended proceedings would result in filing a motion for annulment of the proceedings.
Remuneration for non-contractual use of the real property located in Warsaw, at 13, Krakowskie Przedmieście street, along with the building of the Europejski Hotel erected thereon	218 838	23.12.2003	Plaintiff: Hotel Europejski S.A. in Warsaw; Defendant: Orbis S.A.	The Company filed for rejection of the claim in its entirety. On June 9, 2005, the Court reopened the suspended proceedings. In July Orbis submitted two written statements of defense in the court action pleading for set-off of its liabilities under capital outlays expedited during years 1997-2004 against the liabilities due to HE S.A..